SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                              November 28, 2005

                             MARCONI CORPORATION PLC
             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi Corporation plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-117681) as amended, filed by Marconi Corporation plc under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Marconi Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

NON-GAAP MEASURES

We use a number of non-GAAP performance measures in addition to GAAP performance measures in order to provide readers with a better understanding of the underlying performance of our business, and to improve comparability of our results for the periods concerned. Furthermore, such measures are consistent with those used internally by management to assess the performance of each of its businesses and to allocate resources. Where such non-GAAP performance measures are given, this is clearly indicated and the comparable GAAP measure is also given. For an explanation of these non-GAAP measures, see appendix X.


                                                                Press enquiries:
           David Beck, tel: +44 (0) 207 306 1490; email: david.beck@marconi.com

                                                             Investor enquiries:
           Salim Alam, tel: +44 (0) 207 306 1324, email: salim.alam@marconi.com Karen Keyes, tel: +44 (0) 207 306 1345, email: karen.keyes@marconi.com


                   MARCONI CORPORATION PLC: UNAUDITED RESULTS
              FOR THE THREE AND SIX MONTHS ENDED 30 SEPTEMBER 2005


London-25 November 2005- Marconi Corporation plc (LSE: MONI, NASDAQ: MRCIY) today announced results for the three and six months ended 30 September 2005. These represent the results for the operating segments of Marconi Corporation plc as at 30 September 2005.

Subsequent to this date, on 25 October 2005, Marconi Corporation plc announced that it had agreed the sale of the majority of its telecommunications equipment and international services business to Ericsson. A Circular is being sent to shareholders shortly, setting out details of the Disposal. An Extraordinary General Meeting to approve the disposal and related matters is to be held on 21 December 2005.

Subject to approval being obtained from shareholders, it is expected that the newly renamed telent plc will move to filing its financial reports on a half yearly basis and will report its results in line with the new segments of the ongoing business. For further clarification on the businesses that are expected to move to Ericsson on disposal, please refer to our press release dated 25 October 2005.

Q2 HIGHLIGHTS (Continuing Operations)

Group revenue GBP312 million (Q1 FY06 GBP285 million, Q2 FY05 GBP305 million)

   - Revenue up 9 per cent sequentially and 2 per cent on prior year
   - Optical and Access Networks continues to be the main driver of growth
   - Data Networks revenue at higher level than last three quarters

Adjusted gross margin* 30.8% (Q1 FY06 30.2%, Q2 FY05 33.4%)
Gross margin 30.8% (Q1 FY06 30.2%, Q2 FY05 34.4%)

   - Business mix contributed to slight improvement over prior quarter
   - Year on year decline due to lower margins in Data Networks and Network Services

Adjusted profit from operations* GBP7 million (Q1 FY06: loss of GBP6 million; Q2 FY05: profit of GBP2 million)

   - Continued focus on cost reduction contributed to improvement

Profit from operations GBP5 million after share option and restructuring costs (GBP2 million) (Q1 FY06: loss of GBP36 million, Q2 FY05 loss of GBP3 million)

Net cash* GBP275 million at 30 September 2005

Pension deficit of GBP358 million at 30 September 2005 under IAS 19 (GBP230 million at 31 March 2005)

   - Increase primarily due to a reduction in discount rate of 50 basis points, partially offset by higher than expected asset returns (GBP218 million UK plan deficit at 30 September 2005)

*See 'Non-GAAP measures', Appendix X


H1 Highlights (Continuing Operations)

Group revenue GBP597 million

   -Revenue in line with first half of prior year (H1 FY05 GBP594 million) -Strength in Access Networks offset decline in Data Networks

Adjusted gross margin* 30.5% (H1 FY05 32.8%)
Gross margin 30.5% (H1 FY05 33.5%)

   -Pricing and business mix continue to impact margins

Adjusted profit from operations* GBP1 million (H1 FY05: GBPnil million)

   -Improvement of GBP14 million in adjusted operating expenses* compared to prior year

Loss from Operations GBP31 million, mainly driven by restructuring costs of GBP29 million in the first half

*See 'Non-GAAP measures', Appendix X


NON-GAAP MEASURES

We use a number of non-GAAP performance measures in addition to GAAP performance measures in order to provide readers with a better understanding of the underlying performance of our business, and to improve comparability of our results for the periods concerned. Furthermore, such measures are consistent with those used internally by management to assess the performance of each of its businesses and to allocate resources. Where such non-GAAP performance measures are given, this is clearly indicated and the comparable GAAP measure is also given. For an explanation of these non-GAAP measures, see appendix X, page 28.

OVERVIEW

Consolidated Income Statement

The table below sets forth the key figures relating to our operating performance for the three months ended 30 September 2005, compared to the prior quarter and the corresponding quarter in prior year.

                                                Three months ended
                                            30         30               30
                                     September       June        September
GBP million                               2005       2005             2004
Revenue
Continuing Operations                      312        285              305
                                      ==========    =======       ==========

Adjusted Gross Profit*
                                      ==========    =======       ==========
Continuing Operations1                      96         86              102
Adjusted Gross Margin %*                  30.8%      30.2%            33.4%
                                      ==========    =======       ==========
Restructuring items
- Continuing Operations                      -          -                3
                                      ----------    -------       ----------
Gross Profit                                96         86              105
                                      ==========    =======       ==========
Gross Margin %                            30.8%      30.2%            34.4%

Adjusted Operating Expenses*
before grant income                        (89)       (92)            (100)
R&D grant income                             -          -                -
                                      ----------    -------    -------------

Adjusted Operating Expenses*               (89)       (92)            (100)

Adjusted Profit/(Loss) from
Operations*
Continuing Operations                        7         (6)               2
Restructuring and litigation
items                                       (2)       (27)               2
Share option costs                           -         (2)              (7)
Share of operating loss of
associate                                    -         (1)               -
                                      ----------    -------       ----------
Profit/(Loss) from Operations                5        (36)              (3)
Loss for the period from
Discontinued Operations                      -          -               (3)
                                      ----------    -------   --------------
Group                                        5        (36)              (6)
                                      ==========    =======   ==============


1 Stated before restructuring and litigation items, see page 16.
* See 'Non-GAAP measures, Appendix X


The table below sets forth the key figures relating to our operating performance for the six months ended 30 September 2005 and 2004.

                                                       Six months ended
                                             30 September       30 September
GBP million                                          2005               2004
Revenue
Continuing Operations                                 597                594
                                                 ==========         ==========

Adjusted Gross Profit*

Continuing Operations1                                182                195
Adjusted Gross Margin %*                             30.5%              32.8%
                                                 ==========         ==========
Restructuring items
- Continuing Operations                                 -                  4
                                                 ----------         ----------
Gross Profit                                          182                199
                                                 ==========         ==========
Gross Margin %                                       30.5%              33.5%

Adjusted Operating Expenses*
before grant income                                  (181)              (195)
R&D grant income                                        -                  -
                                                 ----------         ----------

Adjusted Operating Expenses*                         (181)              (195)

Adjusted Profit/(Loss) from Operations*
Continuing Operations                                   1                  -
Restructuring and litigation items                    (29)                 3
Share option costs                                     (2)               (17)
Share of operating loss of associates                  (1)                 -
                                                 ----------         ----------
Loss from Operations                                  (31)               (14)
Loss for the period from Discontinued
Operations                                              -                 (2)
                                                 ----------         ----------
Group                                                 (31)               (16)
                                                 ==========         ==========

1 Stated before restructuring and litigation items, see page 16.
* See 'Non-GAAP measures, Appendix X


Continuing Operations Overview

Three months ended 30 September 2005 compared with three months ended 30 June
2005

Revenues from Continuing Operations increased from GBP285 million in the first quarter to GBP312 million, as lower revenues from Network Services were more than offset by increases in Optical and Access and Data Networks.

This increase in volume was a significant driver of the GBP10 million increase in Gross profit in the quarter (Q1 FY06 GBP86 million, Q2 FY06 GBP96 million). Gross margin increased from 30.2% to 30.8%. Improved profitability in Optical & Access more than offset reduced gross margin in Wireless Services that was impacted by a deterioration in contract performance in Central and Latin America. In addition, we recorded a higher proportion of Optical & Access equipment sales, at higher than average Group Gross margin, than in the previous quarter.

After adjusted operating expenses* of GBP89 million in the quarter (Q1 FY06 GBP92 million), adjusted profit from operations* from Continuing Operations was GBP7 million compared to an adjusted loss from operations* of GBP6 million recorded in Q1. The reduced operating expenditure resulted mainly from ongoing headcount reduction programmes and foreign exchange gains.

Profit from Continuing Operations was GBP5 million, after restructuring costs of GBP2 million. This compared to a loss from Continuing Operations of GBP36 million in the three months ended 30 June 2005, after restructuring costs of GBP27 million, share option costs of GBP2 million and share of operating loss of associates of GBP1 million.

Three months ended 30 September 2005 compared with three months ended 30 September 2004 1

Revenues from Continuing Operations increased by GBP7 million from GBP305 million in the corresponding quarter of the previous year as increased Optical and Access Networks revenues more than offset lower sales in Data Networks.

Adjusted gross margin* from Continuing Operations reduced from 33.4% to 30.8%. In addition to the reduced performance of the Wireless Services business mentioned above, adjusted gross margins* in Data Networks were adversely impacted by a significant shift in business mix, with a higher proportion of higher margin equipment sales recorded in the previous year. Adjusted gross margin* in Optical and Access Networks remained stable.

Gross margin from Continuing Operations reduced from 34.4% to 30.8%. In addition to the factors highlighted above, during the quarter ended 30 September 2004, as previously disclosed, we released GBP3 million of supplier liability provisions, which were credited to cost of sales and which had originally been created as operating exceptional items.

We recorded savings across all areas of adjusted operating expenditure* compared to the prior year (Q2 FY06 GBP89 million, Q2 FY05 GBP100 million) as a result of ongoing headcount and other cost reduction programmes.

Adjusted operating profit* from Continuing Operations was GBP7 million (Q2 FY05 GBP2 million) and profit from Continuing Operations was GBP5 million (Q2 FY05 GBP3 million loss) after restructuring costs of GBP2 million (Q2 FY05 GBP2 million credit). We recorded share options costs of GBP0.4 million in the quarter (Q2 FY05 GBP7 million).

Six months ended 30 September 2005 compared with six months ended 30 September 2004 1

Revenue from Continuing Operations amounted to GBP597 million compared to GBP594 million for the six months ended 30 September 2004. A reduced level of Data Networks revenue largely offset a significant increase in revenue from Access Networks, resulting from increased Access Hub deliveries in the UK, Germany, South Africa and Australia. Optical Networks and Network Services revenues were broadly stable.

Adjusted gross margin* from Continuing Operations reduced from 32.8% to 30.5%. The benefit of volume increases was more than offset by the impact of price erosion and adverse business mix, particularly in Data Networks and Network Services.

The reduction in gross margin from Continuing Operations from 33.5% to 30.5% resulted from the combination of price erosion and business mix as well as the release, in the prior year, of GBP4 million of provisions relating to supplier liabilities and inventory utilised by Jabil Circuit Inc, one of our principal outsourced manufacturing partners.

Adjusted operating expenses* of GBP181 million reduced from GBP195 million in the six months ended 30 September 2004 1 as a result of ongoing cost reduction activities across all areas of operating expenditure.

The adjusted operating result* from Continuing Operations remained stable as we recorded an adjusted operating profit* of GBP1 million compared to GBPnil for the six months ended 30 September 2004.

Loss from Continuing Operations amounted to GBP31 million (H1 FY05 GBP14 million loss) after share option costs GBP2 million (H1 FY05 GBP17 million), restructuring costs of GBP29 million (H1 FY05 GBP3 million restructuring credit) and share of operating loss of associates of GBP1 million.

1 Stated before restructuring and litigation items, see page 16.
* See 'Non-GAAP measures, Appendix X

Summary of IFRS Changes

We began to report under International Financial Reporting Standards (IFRS) from 1 April 2005. All FY05 comparatives, by quarter, have been restated under IFRS and are presented from Appendix VII. Balance sheet reconciliations from UK GAAP to IFRS as at 31 March 2004, 31 March 2005 and 30 September 2004 and reconciliations of the results for the six months ended 30 September 2004 are presented in note 23 to the non-statutory financial statements.

The main changes to the income statement result from the cessation of goodwill amortisation under IFRS. Included within operating costs is amortisation of capitalised development costs of GBP2 million, which is offset by capitalisation of GBP3 million of applicable development costs in the six months ended 30 September 2005. In line with IAS 38, we capitalise certain development costs under the caption "Intangible assets", which appeared for the first time on the balance sheet at 30 June 2005. There is also a small brought-forward adjustment in the accounting for retirement benefit obligations.

On the balance sheet at 30 June 2005 and 30 September 2005, goodwill appears higher than that reported in Q4 FY05 under UK GAAP, due to the cessation of goodwill amortisation since 1 April 2004.

Presentation of restructuring costs, share of losses in associates, investment income and finance costs in the income statement reflect the impact of presentational adjustments required under IFRS.

BUSINESS UPDATE

Book to bill 2

Book to bill from Continuing Operations was 0.90 for the three months ended 30 September 2005 (Q1 FY06 1.01, Q2 FY05 1.07).

Network Equipment book to bill was 0.96 (Q1 FY06 1.14, Q2 FY05 1.10). The lower book to bill ratio was primarily driven by the phasing of orders and sales within Access Networks. In Switching, sales were higher than orders received as we continued to trade under the last time buy orders for System X hardware received in the UK during the prior quarter. Similarly, we recorded an increased level of deliveries of Access products, mainly AccessHub, following the higher level of order intake in the previous quarter, particularly in the UK and South Africa.

1 Stated before restructuring and litigation items, see page 16.
2 Book to bill is the ratio of order intake divided by the level of sales in any given period.
* See 'Non-GAAP measures, Appendix X


Key Customer Overview

For the three months ended 30 September 2005, our ten largest customers were (in alphabetical order): BT, Deutsche Telekom, Krone (TollCollect), Metro City Carriers (Germany), O2, Telecom Italia, Telkom South Africa, Telstra, US Federal Government, and Vodafone. In aggregate, these customers accounted for 56 per cent of sales from Continuing Operations (three months ended 30 June 2005: 55 per cent).

For the six months ended 30 September 2005, our ten largest customers were (in alphabetical order): BT, Deutsche Telekom, E-Plus, Metro City Carriers (Germany), O2, Telecom Italia, Telkom South Africa, Telstra, US Federal Government, and Vodafone. In aggregate, these customers accounted for 55 per cent of sales from Continuing Operations (six months ended 30 September 2004: 57 per cent).

BT Revenue

Sales to BT at GBP77 million were stable on the last two quarters but continued to decline when compared to the previous year. BT continues to be our largest customer, representing 25 per cent of revenues in the quarter (Q1 FY06: 27 per cent; Q2 FY05: 27 per cent).

The main reduction in revenues over last year was in Legacy Access and Switching as BT continued to constrain capital expenditure ahead of their 21CN programme, as well as in Cable Services due to the phasing of projects under this long term service contract.

Optical revenue increased significantly over the previous quarter largely as a result of a planned last-time purchase of our previous generation of optical transmission equipment and an optical software upgrade. Access Hub revenue of GBP9 million was unchanged on the prior quarter, with BT continuing to roll out broadband networks to meet customer demand. Switching revenue declined sequentially as the last-time buy purchases last quarter were not repeated in the current quarter. The lower optical equipment revenues recorded in the previous quarter translated to lower demand for IC&M services in the current quarter.

BT Revenue, three months ended 30 September 2005

                                        Three months ended

                    30 September 2005     30 June 2005     30 September 2004
GBP million
Services of which:

Cable Services                     22               25                    30
IC&M and Support                   15               23                    17
Optical                            23               10                    23
Legacy Switching
& Access                            8               10                    15
Broadband Access                    9                9                     3
                             ----------      -----------           -----------
Total Revenue                      77               77                    88
                             ==========      ===========           ===========


OUTLOOK
At 30 September 2005, our outlook was in line with previous guidance, as set out in our results for the three months ended 30 June 2005.

RESULTS OF OPERATIONS

Set out below are the results of our operating segments. A reconciliation of our adjusted operating results* to our profit/(loss) from operations is set out in appendix V on page 23 and commented upon on page 16.

Optical and Access Networks

                                                Three months ended

                                   30 September      30 June      30 September
                                           2005         2005              2004
Revenue (GBPm)
Optical Networks                             84           68                76
Access Networks of which:                    84           73                76
Fixed Wireless Access                        30           23                26
Switching Products                           19           18                22
Access Products                              35           32                28
                                       ----------   ----------       -----------
                                            168          141               152
Book to bill ratio                         0.95         1.16              1.15
Gross profit (GBPm)                          61           49                58
Adjusted Gross Profit*2 (GBPm)               61           49                55
Gross margin %                             36.3%        34.8%             38.2%
Adjusted Gross Margin %*                   36.3%        34.8%             36.2%
Adjusted Profit / (Loss)(1) from
operations* (GBPm)                            7           (6)               (4)

                                                   Six months ended

                                           30 September           30 September
                                                   2005                   2004
Revenue (GBPm)
Optical Networks                                    152                    153
Access Networks of which:                           157                    136
Fixed Wireless Access                                53                     45
Switching Products                                   37                     42
Access Products                                      67                     49
                                               ----------            -----------
                                                    309                    289
Book to bill ratio                                 1.05                   1.08
Gross profit (GBPm)                                 110                    105
Gross margin %                                     35.6%                  36.3%
Adjusted Gross Profit2* (GBPm)                      110                    101
Adjusted Gross Margin %*                           35.6%                  34.9%
Adjusted Profit / (Loss)1 from operations*
(GBPm)                                                1                    (12)


1 Segmental Adjusted Operating Profit before Central costs, share option costs and restructuring and litigation items. See Appendix V, page 23
2 Adjusted Gross Profit stated before restructuring costs, see page 16
* See 'Non-GAAP measures', Appendix X


At GBP84 million, we recorded increased revenue from Optical Networks, both compared to the quarter ended 30 September 2004 (GBP76 million) and to the quarter ended 30 June 2005 (GBP68 million).

Compared to the prior year, this was mainly the result of increased demand from Telstra, Brazil Telecom and Deutsche Telekom (DTAG). Telstra continued to build out regional routes under our multi-year Optical contract while DTAG and Brazil Telecom deployed more SDH in support of continued network builds. In addition, we recorded initial sales of our next generation OMS 1664 equipment to new customers in eastern Europe.

Compared to the previous quarter, the increase was largely due to the higher Optical sales to BT described above. In addition, revenue increased in Germany as a result of the increased SDH demand from DTAG.

Revenue in the first six months ended 30 September 2005 was stable at GBP152 million (H1 FY05 GBP153 million). Increased sales in APAC and CALA regions offset reduced demand from major European optical customers, such as BT and Telecom Italia, in the first quarter of the current financial year, as they optimised network capacity.

Revenue from Access Networks increased from GBP76 million in the quarter ended 30 September 2004 to GBP84 million in the current quarter. Stronger fixed wireless access revenues combined with stronger access product demand in the UK, Germany and South Africa more than offset reduced revenue from BT for switching and Telecom Italia for Access Hub.

   -Fixed Wireless Access revenue improved on last year as O2 deployed more equipment in support of their increased regional coverage;

   -In Switching, sales of System X hardware continue to decline as we trade under previously booked last-time buy orders. We ceased the manufacture of System X hardware at the end of September 2005; and

   -Within Access Products, we saw reduced Access Hub demand from Telecom
    Italia compared to a strong quarter last year but this was more than offset by a significant increase in Access Hub sales to customers in the UK and South Africa. Increased sales into the German market, mainly Access network management to DTAG and Access Hub to Metro City Carriers, also contributed to an increase in the quarter.

On a sequential basis, revenue growth in Access Networks continued, with revenue up from GBP73 million in the quarter ended 30 June 2005.

   -Fixed Wireless Access revenue growth this quarter was a result of increased deployments by O2 and Vodafone;

   -Switching revenue remained relatively stable, as increased sales of third-party equipment to customers in the APAC region offset the reduction in sales to BT described above; and

   -Access Products revenue increased due to increased Access Hub deployments in the UK, South Africa and Germany. Increased sales of network management in Germany also contributed to the increase.

The growth in the six months ended 30 September 2005 compared to the corresponding period of the previous financial year was driven by the significant increase in demand for broadband access and fixed wireless access products.

Four main factors contributed to the sequential increase in gross profit (Q1 FY06 GBP49 million, Q2 FY06 GBP61 million) and gross margin (Q1 FY06 34.8%, Q2 FY06 36.3%) in Optical and Access Networks:

   -The increased sales volumes described above;

   -An increased proportion of higher margin software sales, particularly in the UK and Germany;

   -Improved profitability on legacy contracts following resolution of a number of long-standing supplier and contract liabilities; and

   -Reduced warranty costs on existing and new contracts due to continued focus on improving quality and efficiency rates.

When compared to the prior year (adjusted gross margin* Q2 FY05 36.2%), the above factors were offset by:

   -pricing pressure, including the impact of annual discounts applied to multi-year frame contracts and increased competition for new next generation contract wins; and

   -a shift in business mix, with revenues from higher margin legacy frame contracts being replaced with lower margin next generation optical and access sales.

While adjusted gross margin* remained stable compared to the three months ended 30 September 2004, gross margin reduced from 38.2% as a result of the release of supplier liability provisions in the prior year (Q2 FY 06 GBPnil, Q2 FY05 GBP3 million).

The main drivers contributing to the trends in adjusted gross profit and margin* and gross profit and margin performance in the comparison over the six-month period are the same as those described above.

We recorded a GBP7 million adjusted profit from operations* in the second quarter compared to a GBP6 million adjusted loss from operations* in the previous quarter and a GBP4 million adjusted loss from operations* in the corresponding quarter of the previous year. Improvements in performance were achieved as a result of the increase in adjusted gross profit* and reduced operating expenditure. Compared to the previous year, we have realised savings across all areas of expenditure. Compared to the prior quarter, reduced G&A costs and benefits from foreign exchange gains were partially offset by higher sales commissions and all-employee bonus accruals.

The GBP13 million improvement in adjusted profit from operations*, from a GBP12 million adjusted loss* in the six months ended 30 September 2004 to a GBP1 million profit in the six months ended 30 September 2005, resulted from the GBP9 million increase in adjusted gross profit* described above and GBP4 million cost savings across all areas of operating expenditure.

* See 'Non-GAAP measures', Appendix X

Data Networks
                                                 Three months ended

                                   30 September      30 June      30 September
                                           2005         2005              2004
Revenue (GBPm)
Data Networks Equipment                      17           14                28
Data Networks Services                       15           14                14
                                       ----------   ----------         ---------
                                             32           28                42
Book to bill ratio                         0.86         0.86              0.88
Gross Profit (GBPm)                          19           17                26
Adjusted Gross Profit* (GBPm)                19           17                26
Gross Margin %                             59.4%        60.7%             61.9%
Adjusted Gross Margin %*                   59.4%        60.7%             61.9%
Adjusted Profit from operations*
(GBPm)                                          7            4                11


                                                     Six months ended

                                        30 September              30 September
                                                2005                      2004
Revenue (GBPm)
Data Networks Equipment                           31                        52
Data Networks Services                            29                        28
                                           -----------                ----------
                                                  60                        80
Book to bill ratio                              0.86                      0.79
Gross Profit (GBPm)                               36                        50
Adjusted Gross Profit* (GBPm)                     36                        50
Gross Margin %                                  60.0%                     62.5%
Adjusted Gross Margin %*                        60.0%                     62.5%
Adjusted Profit from operations* (GBPm)           11                        19

* See 'Non-GAAP measures', Appendix X


We recorded a GBP10 million reduction in Data Networks revenue compared to the second quarter last year. This was primarily a result of the deferral of US Federal Government network build projects, which impacted our equipment revenues. The level of ongoing service and support business with the US Federal Government remained stable. The combination of these two factors led to an overall higher proportion of service sales in the quarter.

Compared to the previous quarter, revenue increased by GBP4 million. There was a small increase in US Federal Government spending towards their financial year-end. In addition, revenue from commercial customers increased as we began work on the next phase of a contract with Miami Airport Authorities.

The GBP20 million reduction in Data Networks revenue compared to the first six months of the previous year was driven by reduced equipment deliveries to the US Federal Government. This was partly as a result of the deferred spend described above and partly due to the high level of deliveries under a previously disclosed major contract for the supply of BXR-48000 multi-service switch routers in the first quarter of the previous year.

The reduced revenue volume compared to the second quarter of the previous year was the main driver of the GBP7 million decrease in gross profit. Gross margin fell by 2.5 percentage points as a result of the significantly higher proportion of Equipment revenues in the previous year (Q2 FY05 67% of total Data Networks; Q2 FY06 53%).

Compared to the previous quarter, gross profit from Data Networks increased by GBP2 million as a direct result of the increase in sales volumes. Gross margin fell from 60.7% to 59.4% as a result of a higher proportion of lower margin third party equipment sales.

The GBP14 million reduction in gross profit and the 2.5 percentage point decrease in gross margin compared to the first six months of the previous year was a direct result of the reduced volumes, further compounded by the change in business mix from the higher margin BXR-48000 multi-service switch routers to lower margin sales of third party equipment.

We recorded a GBP6 million reduction in operating expenses compared to the first six months of the previous year following completion of our previously announced business restructuring and headcount realignment programmes in North America. This benefit was more than offset by the GBP14 million reduction in gross profit reported above, reducing profit from operations by GBP8 million.

The GBP3 million improvement in adjusted profit from operations* compared to the previous quarter resulted from the GBP2 million increase in gross profit reported above and a further GBP1 million reduction in operating expenses.


Network Services
                                              Three months ended

                              30 September        30 June         30 September
                                      2005           2005                 2004
Revenue (GBPm)
IC&M                                    49             52                   46
VAS                                     63             64                   65
                                    --------      ---------            ---------
                                       112            116                  111
Book to bill ratio                    0.83           0.86                 1.03
Gross profit (GBPm)                     16             20                   21
Adjusted Gross Profit* (GBPm)           16             20                   21
Gross Margin %                        14.3%          17.2%                18.9%
Adjusted Gross Margin %*              14.3%          17.2%                18.9%
Adjusted Profit / (Loss) from
Operations* (GBPm)                       -              4                    3



                                                    Six months ended
                                          30 September            30 September
                                                  2005                    2004
Revenue (GBPm)
IC&M                                               101                      94
VAS                                                127                     131
                                              ----------              ----------
                                                   228                     225
Book to bill ratio                                0.86                    0.94
Gross Profit (GBPm)                                 36                      44
Adjusted Gross Profit* (GBPm)                       36                      44
Gross margin %                                    15.8%                   19.6%
Adjusted Gross Margin %*                          15.8%                   19.6%
Adjusted Profit / (Loss) from Operations*
(GBPm)                                               4                       8


At GBP112 million, Network Services revenue was stable compared to the quarter ended 30 September 2004 (GBP111 million). Increased IC&M revenues were broadly offset by a reduction in VAS. The growth in IC&M revenue was driven by increased broadband access deployments in the UK and South Africa. VAS revenues were impacted by lower spend on Cable Services by BT. This was partially compensated by a one-off sale of spares stock to TollCollect under our ongoing long-term maintenance contract in Germany.

The same factors contributed to the GBP3 million increase in revenue six months ended 30 September 2005 compared to the corresponding period of the previous year, as increased IC&M revenues more than offset the reduction in VAS.

The GBP4 million sequential reduction in Network Services revenue occurred largely in the UK, as lower volumes of equipment deliveries to BT in the first quarter led to a corresponding decline in Installation & Commissioning activities in the second quarter.

We recorded a breakeven adjusted result from operations* in Network Services in the quarter (Q1 FY06 GBP4 million, Q2 FY05 GBP3 million). This comprised a GBP3 million adjusted loss from operations* in Wireless Software and Services (Q1 FY06 GBPnil, Q2 FY05 GBPnil) and a GBP3 million adjusted profit from operations* in the rest of Network Services (Q1 FY06 GBP4 million, Q2 FY05 GBP3 million).

Profitability in Network Services was impacted during the quarter by a deterioration in the reported performance of the Wireless Software and Services business, particularly in Central & Latin America. The impact in the quarter was a GBP3 million reduction in gross profit. This was further compounded by the non-recurrence of the high margin software licence sale, which contributed approximately GBP2 million to the operating results of the Wireless business in the previous quarter.

To facilitate an understanding of the trends in the rest of the Network Services segment, the following table sets out summary Profit and Loss information for Network Services excluding the Wireless Software and Services business:

* See 'Non-GAAP measures', Appendix X


                                              Three months ended

                              30 September        30 June         30 September
                                      2005           2005                 2004
Revenue (GBPm)
IC&M                                    49             52                   46
Rest of VAS (excl. Wireless
Software & Services)                    55             55                   57
                                    --------      ---------            ---------
                                       104            107                  103
Gross profit (GBPm)                     17             16                   18
Gross Margin %                        16.3%          15.0%                17.5%
Adjusted Profit / (Loss) from
Operations* (GBPm)                       3              4                    3


Improved profitability on long-term Value-Added Services contracts in the UK transport sector was the main contributing factor behind the GBP1 million, 1.3 percentage point increase in gross profit and gross margin compared to the previous quarter.

The earlier completion of a previously disclosed long-term Value-Added Services contract in the UK Government sector was the main contributing factor to the GBP1 million, 1.2 percentage point reduction in gross profit and gross margin compared to the corresponding quarter of the prior year.

The same factors contributed to the reduction in gross profit and gross margin in the rest of Network Services (excluding Wireless Software and Services) compared to the corresponding six-month period of the prior year.

We recorded an adjusted profit* of GBP3 million in the rest of Network Services in the quarter. This was stable compared to the corresponding period in the previous year and a GBP1 million decrease compared to the previous quarter, when the GBP1 million increase in gross profit described above was more than offset by an increase in operating expenditure mainly resulting from increased accruals for all employee bonuses.

* See 'Non-GAAP measures', Appendix X

Other Financial Items

Operating expenses

Three months ended 30 September 2005

Operating expenses amounted to GBP91 million (Q1 FY06 GBP121 million, Q2 FY05 GBP108 million).

The main factors contributing to the GBP30 million reduction in operating expenses compared to the previous quarter were: i) a significantly lower level of restructuring charges (Q2 FY06 GBP2 million, Q1 FY06 GBP27 million), ii) a reduction in adjusted operating expenses* as described below (Q2 FY06 GBP89 million, Q1 FY06 GBP92 million), and iii) a reduced level of share option costs (Q2 FY06 GBPnil, Q1 FY06 GBP2 million).

Of the GBP17 million reduction in operating expenses compared to the corresponding quarter of the previous year, GBP11 million related to a reduction in adjusted operating expenses* and GBP7 million to a reduction in share option costs, partially offset by a GBP1 million movement on restructuring and litigation items (Q2 FY06 GBP2 million charge, Q2 FY05 GBP1 million charge).

These factors are described in more detail below.

Adjusted operating expenses

Three months ended 30 September 2005

Adjusted operating expenses* were GBP89 million in the quarter (Q1 FY06 GBP92 million, Q2 FY05 GBP100 million).

The GBP3 million reduction compared to the previous quarter resulted from lower R& D expenditure and the combined benefit of a net release of legacy provisions relating to disposals completed in prior years and foreign exchange gains.

The GBP1 million reduction in R&D expenditure resulted from initial benefits of the previously announced reduction of engineering resource for SoftSwitch feature development as well as the net impact of capitalisation of certain R&D costs under IAS38.

Compared to the second quarter of the previous year, we have achieved significant savings across all categories of expenditure as a result of ongoing cost reduction initiatives.

At the end of September 2005, we had 9,121 employees, compared to 9,550 at 30 June 2005 as employees began to leave the business under the headcount reduction plan announced in May 2005. The majority of the 429 leavers in the quarter left the Company in September, following successful completion of consultation processes in the UK. At 30 September 2004, we had 10,140 employees.

During the quarter, we recorded GBP3 million Other operating income mainly relating to foreign exchange gains, compared to a GBP1 million gain in the previous quarter and GBPnil in the corresponding quarter of the previous year.

The breakdown of adjusted R&D expenditure* by segment set out below demonstrates that we continued to focus our R&D spend on next generation Optical and Access Networks products, in line with our previous guidance.

*See 'Non-GAAP measures', Appendix X


As % of Total Adjusted R&D Expenditure*1 (Continuing Operations)

                     Three months ended 30               Six months ended 30
                           September                         September
                      2005           2004              2005              2004
                         %              %                 %                 %
Optical &
Access                  84             79                84                78
Data
Networks                13             18                13                19
Network
Services                 3              3                 3                 3
                    --------       --------          --------          --------
                       100            100               100               100
                    ========       ========          ========          ========


R&D expenditure including share option costs reduced to GBP44 million in the quarter compared to GBP48 million in the second quarter of the previous year. Restructuring and litigation items

The charge incurred for restructuring items in the quarter was GBP2 million to cover additional site closure costs in the UK and headcount reductions in Italy. This follows the GBP27 million charge for restructuring items recorded in the previous quarter, which related to our announced headcount reduction plan in the UK. In the second quarter of the previous year, we benefited from a previously disclosed GBP2 million release of an excess provision following full and final settlement of claims from Telcordia Technologies Inc.

Share option costs were net GBPnil (Q1 FY06 GBP2 million). During the quarter, we released accruals relating to National Insurance liabilities on share options no longer required mainly as a result of the reduction in our share price since the beginning of the financial year. The reduction from the GBP7 million charge recorded in the second quarter of the previous year is predominantly the result of the vesting of options under the share option plan in the intervening period.

Profit from Operations amounted to GBP5 million in the quarter and comprised of GBP7 million adjusted operating profit* offset by GBP2 million restructuring costs. A loss from operations of GBP31 million was recorded in the six months ended 30 September 2005, which comprised a GBP2 million adjusted operating loss* and GBP29 million of restructuring costs.

Profit on ordinary activities before taxation amounted to GBP4 million in the quarter. We earned investment income of GBP38 million, including bank interest (GBP2 million), interest earned on tax repayments (GBP1 million) and expected returns on pensions scheme assets (GBP35 million). This was offset by finance costs of GBP39 million mainly comprising interest on pension scheme liabilities. A loss from ordinary activities before taxation was recorded in the six months ended 30 September 2005. Investment income of GBP78 million was offset by finance costs of GBP77 million.

In the three months ended 30 September 2005, the current period tax charge was GBP2 million. A GBP1 million credit was recorded in respect of the disposal of the OPP business, leading to a net tax charge for the Group of GBP1 million.

This followed a net tax charge of GBPnil in the three months ended 30 June 2005 due to the utilisation of tax losses, leading to a net tax charge of GBP1 million for the six months ended 30 September 2005. In the six months ended 30 September 2004, a tax charge of GBP19 million arose on the disposal of the OPP business.

Consequently, the profit for the period amounted to GBP3 million.

1 Stated before share option costs
* See 'Non GAAP measures', Appendix X


Liquidity, capital resources and working capital

The definition of operating cash flow changed under IFRS from UK GAAP and now includes the cash impact of income tax and interest paid. Appendix VI set out on page 24 follows the IFRS format and comparative periods have been restated accordingly.

The Group recorded a GBP11 million net inflow from operating activities in Continuing Operations before restructuring items during the three months ended 30 September 2005. This compared to a GBP10 million outflow during the previous quarter and a GBP21 million outflow in the corresponding quarter of the previous financial year.

The inflow in the quarter was driven largely by the increase in operating profitability (GBP7 million profit from operations before restructuring items compared to a GBP9 million loss in the previous quarter) and a reduction in inventory in the quarter, following a series of initiatives coordinated across the Group to tighten control of inventory management.

Debtors reduced in the quarter as a result of continued tight focus on cash collections, resulting in a reduced level of overdue debt in the quarter. We factored GBP22 million of debtors during the quarter.

The reduction in creditors and consequent cash outflow was driven by a net reduction in trade creditors. This resulted mainly from supplier payments relating to the increased level of inventory infeed in the first quarter, combined with the significantly lower level of materials infeed in the second quarter as we optimise use of existing stock. In addition, the level of payments in advance reduced during the quarter as these were traded through ongoing support contracts.

We incurred cash spend of GBP12 million during the quarter which related to severance payments and other costs associated with our ongoing headcount reduction programme.

In addition to operating and restructuring outflows, we incurred capital expenditure of GBP12 million in the quarter, compared to GBP6 million in the previous quarter. The increase in spend related mainly to engineering models in Optical and SoftSwitch as well as additional investment in IT systems.

Net cash* at 30 September 2005 amounted to GBP275 million, which consisted of cash of GBP311 million and debt of GBP36 million held in overseas subsidiaries. This compared to net cash* of GBP281 million at 30 June 2005.

Market Risk

There has been no change to the market risk that the Group is exposed to since 31 March 2005. Further information regarding Market Risk may be found in Item 11 of the Group's Form 20-F for the year ended 31 March 2005, which is available at the Group's website (www.marconi.com).

Balance Sheet

Provisions stood at GBP147 million at 30 September 2005 (31 March 2005 GBP145 million, 30 June 2005 GBP165 million).

Included in the closing provision is GBP35 million in respect of restructuring (31 March 2005 GBP24 million, 30 June 2005 GBP47 million). Following our reorganisation announcement in May 2005, we identified headcount and cost reductions and created a provision of GBP29 million during the first quarter, GBP27 million to the profit and loss account and GBP2 million held in other debtors to cover estimated costs to be incurred in future quarters. During the second quarter, we created a further GBP1 million net provision to cover additional costs, mainly with respect to additional onerous lease and facility costs in Germany and the UK and headcount reductions in Italy. Also during the quarter, we utilised GBP12 million of the opening provision as employees began to leave the business and severance payments were made.

The movement in other provisions related predominantly to the release of National Insurance accruals on share options.

Pensions and other retirement benefits

Our pension scheme deficit at 30 September 2005 amounted to GBP358 million compared to GBP230 million at 31 March 2005. The GBP128 million increase was primarily due to the reduction in the discount rate used for our UK plan, which was partially offset by higher than expected asset returns. At 30 September 2005 , the UK scheme remained the most significant element of the pension deficit at GBP218 million, up from GBP109 million at 31 March 2005.

Actuarial assessments of our defined benefit pension scheme liabilities and valuation of our pension scheme assets were undertaken at 30 September 2005. The actuarial assumptions are set out in note 1 to the accounts. The movements in the Group pension scheme deficit since 31 March 2005 are summarised in the table below:

                                                                     GBP million
Pension scheme deficit at 31 March 2005                                   (230)
Current service cost                                                        (9)
Contributions and benefit payments                                          12
Settlement & curtailment gains on announced UK redundancies                  1
Other finance charge                                                        (4)
Actuarial losses                                                          (129)
Foreign exchange                                                             1
                                                                          ------
Pension scheme deficit at 30 September 2005                               (358)
                                                                          ======

The geographical split of our pension deficit was as follows:

UK                                                                        (218)
Germany                                                                   (104)
Italy                                                                      (17)
US                                                                         (19)
                                                                         -------
Total                                                                     (358)
                                                                         =======

The most significant movement was a net actuarial loss of GBP129 million, which has been accounted for in the Consolidated Statement of Recognised Income and Expense (SORIE) for the six months ended 30 September 2005. The key elements of the net actuarial loss are as follows:

                                                                  GBP million
UK
Gain on plan assets                                               117
Experience loss arising on scheme liabilities1                    (35)
Loss from reduction in discount rate (5.5% to 5.0%)              (186)
                                                                 ------
                                                                          (104)
US
Gain on plan assets                                                 2
Experience loss arising on scheme liabilities1                     (3)
Loss from reduction in discount rate                               (7)
Loss from change in mortality assumption                           (5)
                                                                 ------
                                                                           (13)
Germany
Loss from increase in inflation rate assumption                    (2)
Loss from reduction in discount rate                               (6)
Loss from change in mortality assumption                           (3)
                                                                 ------
                                                                           (11)
Italy
Loss from reduction in discount rate                                        (1)
                                                                          ------
Total SORIE movement for the six months ended 30 September 2005           (129)
                                                                          ======

1 Reflects differences between actual and expected plan membership experience, see below.


A 50 basis point reduction in discount rate was adopted for all of our plans as at 30 September 2005, resulting in a GBP186 million actuarial loss in the UK plan (where the discount rate reduced from 5.5% to 5.0%) and actuarial losses of GBP14 million in our rest of world plans. In accordance with IAS 19, the discount rate is set as at the balance sheet date with reference to the recorded yields at that date on high quality corporate bonds of equivalent currency and duration as the plan liabilities.

A further assumption loss of GBP8 million was recorded as new standard mortality tables were used to value our US and German plans.

Assets delivered a return of 7.96% in the UK plan for the six months ended 30 September 2005. The actual return on assets exceeded expectations by GBP117 million in the UK plan, and by GBP2 million in our rest of world plans, which partially offset the impact of changes in actuarial assumptions.

An experience loss of GBP35 million was recorded in the UK Plan, which reflects differences between plan membership experience and demographic assumptions for the plan (e.g. average retirement age, level of leavers). The assumptions have been aligned with the assumptions adopted by the Scheme Actuary for use in the latest triennial valuation of the UK plan, which is being undertaken as at 5 April 2005. The Scheme Actuary has confirmed that there is no reason to expect that the assumptions made will alter when the final valuation results are published. A further experience loss of GBP3 million was recorded in relation to our rest of world plans.

During the six months ended 30 September 2005 we recognised a curtailment gain of GBP1 million in the UK plan in relation to our previously announced headcount reductions in the UK.

Service costs, plan contributions, benefit payments and net finance costs have been recognised in accordance with the actuarial assumptions set at the beginning of the year and published as at 31 March 2005.

Post-balance sheet events

Subsequent to 30 September 2005, Marconi Corporation plc announced the proposed disposal of the majority of its telecommunications equipment and international services business to Ericsson for approximately GBP1,200 million. The Board further announced that it proposed to return approximately 275 pence per share to Shareholders in the first quarter of 2006 and proposed to change the name of the Company to telent plc. The full press release dated 25 October 2005 can be accessed at www.marconi.com.

We expect to distribute a Circular to Shareholders shortly that will outline details and further background to the proposals.


FURTHER INFORMATION

Important Notice

This report is prepared under International Financial Reporting Standards (IFRS) and should be read in conjunction with the Group's Non-Statutory Accounts for the three months ended 30 September 2005.

Forward-Looking Statements

This document contains certain statements that are not historical facts, including statements about Marconi's expectations and beliefs and statements with respect to its plans and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. Undue reliance should not be placed on such statements, which are based on Marconi's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances which may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, future revenues being lower than expected; increasing competitive pressures within the industry and general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected. Marconi has identified some important factors that may cause such differences in the Company's Form 10-K annual report for year ended 31 March 2004 as filed with the US Securities and Exchange Commission. Marconi disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The Company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The Company's customer base includes many of the world's largest telecommunications operators.

The Company is listed on the London Stock Exchange under the symbol MONI and on Nasdaq under the symbol MRCIY.

Additional information about Marconi Corporation plc can be found at www.marconi.com.



APPENDICES

I. ANALYSIS OF REVENUE BY PRODUCT AREA

                         Three months ended                Six months ended

                    30         30            30            30            30
             September       June     September     September     September
GBP million       2005       2005          2004          2005          2004
Optical
Networks            84         68            76           152           153
Access
Networks            84         73            76           157           136
Fixed
Wireless            30         23            26            53            45
Access
Switching
products            19         18            22            37            42
Access
Products            35         32            28            67            49
                --------   --------      --------      --------      --------
Optical and
Access
Networks           168        141           152           309           289

Data
Networks
Equipment           17         14            28            31            52
Data
Networks
Services            15         14            14            29            28
                --------   --------      --------      --------      --------
Data
Networks            32         28            42            60            80

IC&M                49         52            46           101            94
VAS                 63         64            65           127           131
                --------   --------      --------      --------      --------
Network
Services           112        116           111           228           225
                --------   --------      --------      --------      --------
Continuing
Operations         312        285           305           597           594
                ========   ========      ========      ========      ========


II. ANALYSIS OF REVENUE BY GEOGRAPHICAL DESTINATION

                             Three months ended                             Six months ended
            30 September         30 June         30 September       30 September       30 September
                2005              2005               2004               2005               2004
           GBPm       %     GBPm         %     GBPm         %     GBPm         %     GBPm         %
United
Kingdom     113    36.2      109      38.2      113      37.0      222      37.1      222      37.4
Italy        18     5.8       17       6.0       28       9.2       35       5.9       56       9.4
Germany      66    21.2       52      18.2       51      16.7      118      19.8       98      16.5
Other
EMEA         48    15.4       36      12.6       45      14.8       84      14.1       85      14.3
           ------  ------   ------    ------   ------    ------   ------    ------   ------    ------
EMEA        245    78.6      214      75.0      237      77.7      459      76.9      461      77.6

NA           30     9.6       34      12.0       40      13.1       64      10.7       78      13.1
CALA         14     4.5       12       4.2        9       3.0       26       4.4       18       3.0
APAC         23     7.3       25       8.8       19       6.2       48       8.0       37       6.3
           ------  ------   ------    ------   ------    ------   ------    ------   ------    ------
Continuing
Operations  312   100.0      285     100.0      305     100.0      597     100.0      594     100.0
           ======  ======   ======    ======   ======    ======   ======    ======   ======    ======


III. ANALYSIS OF GROSS PROFIT AND GROSS MARGIN BY PRODUCT AREA

                           Three months ended            Six months ended
                      30        30            30            30            30
               September      June     September     September     September
GBP million         2005      2005          2004          2005          2004
Adjusted gross
profit* by
business
Optical and
Access
Networks              61        49            55           110           101
                    36.3%     34.8%         36.2%         35.6%         34.9%
Data
Networks              19        17            26            36            50
                    59.4%     60.7%         61.9%         60.0%         62.5%
Network
Services              16        20            21            36            44
                    14.3%     17.2%         18.9%         15.8%         19.6%
                  --------   -------      --------      --------     ---------
Continuing
Operations            96        86           102           182           195
                  ========   =======      ========      ========     =========
Adjusted gross
margin %*           30.8%     30.2%         33.4%         30.5%         32.8%

Restructuring items
credited to
cost of sales
Optical and
Access
Networks               -         -             3             -             4
                  ========   =======      ========      ========     =========

Gross profit
by business
Optical and
Access
Networks              61        49            58           110           105
                    36.3%     34.8%         38.2%         35.6%         36.3%
Data
Networks              19        17            26            36            50
                    59.4%     60.7%         61.9%         60.0%         62.5%
Network
Services              16        20            21            36            44
                    14.3%     17.2%         18.9%         15.8%         19.6%
                  --------   -------      --------      --------     ---------
Continuing
Operations            96        86           105           182           199
                  ========   =======      ========      ========     =========
Gross margin %      30.8%     30.2%         34.4%         30.5%         33.5%

* See 'Non-GAAP measures', page 28


IV. ANALYSIS OF OPERATING EXPENSES

                             Three months ended             Six months ended

                        30        30            30            30            30
                 September      June     September     September     September
GBP million           2005      2005          2004          2005          2004

Research and
Development
(before share
option costs)           44        45            48            89            91
Sales and
Marketing
(before share
option
costs)                  32        32            34            64            68
General &
Administration
(before share
option costs
and
restructuring
and litigation
items)                  16        16                          32            36
                                                18
Net Other
Operating
Income                  (3)       (1)            -            (4)            -
                    --------   -------      --------      --------      --------
Adjusted
Operating
Expenses*               89        92           100           181           195
Restructuring
and litigation
items charged
to operating
expenses                 2        27                          29             1
                                                 1
Share option
costs                    -         2             7             2            17
                    ========   =======      ========      ========      ========
Operating
Expenses -
Continuing
Operations              91       121           108           212           213
                    ========   =======      ========      ========      ========


V. ANALYSIS OF OPERATING RESULTS

                             Three months ended             Six months ended

                         30       30            30            30            30
                  September     June     September     September     September
GBP million            2005     2005          2004          2005          2004

Optical and
Access
Networks                  7       (6)           (4)            1           (12)
Data Networks             7        4            11            11            19
Network
Services                  -        4             3             4             8
Central costs            (7)      (8)           (8)          (15)          (15)
Other                     -        -             -             -             -
                     -------- --------      --------      --------      --------
Adjusted
profit/(loss)
from
operations*               7       (6)            2             1             -

Restructuring
and litigation
items                    (2)     (27)            2           (29)            3
Share option
costs                     -       (2)           (7)           (2)          (17)
Share of
operating loss
of associates             -       (1)            -            (1)            -
                     ======== ========      ========      ========      ========
Profit/(Loss)
from
Operations -
Continuing
Operations                5      (36)           (3)          (31)          (14)
                     ======== ========      ========      ========      ========

* See 'Non-GAAP measures', Appendix X


VI. OPERATING CASH FLOW

GBP million                Three months ended              Six months ended

                       30         30            30            30            30
                September       June     September     September     September
                     2005       2005          2004          2005          2004
Continuing
Operations
Profit/(loss)
from
operations              5        (36)           (3)          (31)          (14)
Restructuring
and litigation          2         27            (2)           29            (3)
                   --------   --------      --------      --------      --------
Profit/(loss)
from
operations
before
restructuring
and
litigation*             7         (9)           (5)           (2)          (17)

Depreciation
charge                  7          8             9            15            19
Amortisation
of intangibles          2          2             2             4             4
Shares to be
issued related
to share
options                 1          3             7             4            15
Gain on sale
of investments
and
subsidiaries            1          -             -             1             -
                   --------   --------      --------      --------      --------
Operating cash
flow before
movements in
working
capital                18          4            13            22            21

Decrease/
(increase) in
inventories            14        (19)           (8)           (5)           (7)
Decrease/
(increase) in
receivables            30         33           (13)           63            21
(Decrease)
/increase in
payables              (41)       (34)            8           (75)          (11)
Decrease in
provisions             (7)        (4)           (4)          (11)           (9)
                   --------   --------      --------      --------      --------
Cash generated
by operations*         14        (20)           (4)           (6)           15

Income taxes
(paid)/received        (1)        11            (3)           10            (5)
Interest
paid                   (2)        (1)           (8)           (3)          (14)
                   --------   --------      --------      --------      --------
Net cash from
operating
activities             11        (10)          (15)            1            (4)
Discontinued
operations              -          -            (6)            -            (9)
Cash outflow
from
restructuring
and litigation        (12)        (6)           (6)          (18)          (32)
                   --------   --------      --------      --------      --------
Group
operating cash
flow                   (1)       (16)          (27)          (17)          (45)
                   ========   ========      ========      ========      ========

*See 'Non-GAAP measures', Appendix X



VII. IFRS QUARTERLY COMPARATIVES - INCOME STATEMENT

GBP million                   30 June    30 September   31 December   31 March
                                 2004            2004          2004       2005
Revenue                           289             305           330        346
Cost of sales                    (195)           (200)         (220)      (236)
                              ---------      ----------    ----------  ---------
Gross profit                       94             105           110        110

Selling & distribution
expenses                          (36)            (36)          (35)       (35)
Research & development costs      (44)            (48)          (47)       (40)
Administrative expenses           (25)            (23)          (21)       (19)
Restructuring costs                (2)             (1)           (5)        (8)
Other operating income              2               -             -          1
                              ---------      ----------    ----------  ---------
(Loss)/Profit from
operations                        (11)             (3)            2          9

Investment income                  39              37            36         36
Finance costs                     (57)            (46)          (35)       (37)
                              ---------      ----------    ----------  ---------
(Loss)/Profit before tax          (29)            (12)            3          8
Tax                                 3              (3)           (1)        49
                              ---------      ----------    ----------  ---------
(Loss)/Profit from
Continuing Operations             (26)            (15)            2         57
Profit from Discontinued
Operations                          1              81             -         19
                              ---------      ----------    ----------  ---------
(Loss)/Profit for the period      (25)             66             2         76
                              =========      ==========    ==========  =========


VIII. IFRS QUARTERLY COMPARATIVES - BALANCE SHEET

GBP million           30 June      30 September      31 December      31 March
                         2004              2004             2004          2005
Non current assets
Goodwill                  390               390              390           390
Other
intangible
assets                      7                 6                7             9
Property,
plant &
equipment                 118               114              115           116
Interests in
associates                  6                 5                5             3
Available for
sale
investments                 3                 3                3             5
Trade & other
receivables                 4                 5                5             1
                        -------          --------         --------      --------
                          528               523              525           524
                        -------          --------         --------      --------
Current assets
Inventories               143               156              167           162
Trade & other
receivables               327               338              332           369
Tax
receivables                 -                 -                -            22
Cash & cash
equivalents               473               374              349           334
                        -------          --------         --------      --------
                          943               868              848           887
                        -------          --------         --------      --------
Non-current
assets
classified as
held for sale             126                 -                -             -
                        -------          --------         --------      --------
                        1,597             1,391            1,373         1,411
                        =======          ========         ========      ========

Current liabilities
Trade & other
payables                 (394)             (409)            (411)         (437)
Tax
liabilities              (101)             (114)             (98)          (55)
Bank
overdrafts &
loans                     (18)              (16)             (14)          (15)
                        -------          --------         --------      --------
                         (513)             (539)            (523)         (507)
                        -------          --------         --------      --------
Non-current
liabilities
Bank loans               (265)              (21)             (22)          (21)
Trade & other
payables                  (23)               (5)              (6)           (6)
Retirement
benefit
obligation               (234)             (244)            (246)         (230)
Long-term
provisions               (183)             (179)            (160)         (145)
Obligations
under finance
leases                     (2)               (2)              (2)           (1)
                        -------          --------         --------      --------
                         (707)             (451)            (436)         (403)
                        -------          --------         --------      --------
Liabilities
directly
associated
with
non-current
assets
classified as
held for sale             (44)                -                -             -
                        -------          --------         --------      --------
Total
liabilities            (1,264)             (990)            (959)         (910)
                        =======          ========         ========      ========
                        -------          --------         --------      --------
NET ASSETS                333               401              414           501
                        =======          ========         ========      ========

Capital & reserves
Share capital              50                51               52            52
Share premium
account                     1                 2                3             4
Shares to be
issued                     36                30               26            28
Capital
reserve                     9                 9                9             9
Capital
reduction
reserve                   241               241              241           186
Retained
earnings                   (5)               66               82           221
                        -------          --------         --------      --------
Equity
attributable
to equity
holders of
parent company            332               399              413           500

Minority
interest                    1                 2                1             1
                        -------          --------         --------      --------
TOTAL EQUITY              333               401              414           501
                        =======          ========         ========      ========


IX. IFRS QUARTERLY COMPARATIVES - CASH FLOW STATEMENT

GBP million                   30 June    30 September   31 December   31 March
                                 2004            2004          2004       2005
Net cash (outflow)/inflow
from operating activities         (18)            (27)            5          8

Investing activities

Purchases of property, plant
& equipment                        (5)             (5)          (11)       (14)
Capitalised development
costs                              (2)             (1)           (3)        (4)
Disposals of property, plant
& equipment                         1               -             2          -
Disposals of interests in
subsidiaries                       (4)            195           (34)        27
Disposal of interests in
associates & joint ventures         -               -            15        (30)
Income from loans, deposits
& investments                       4               3             2          2
                              ---------      ----------    ----------  ---------
Net cash (used in)/from
investing activities               (6)            192           (29)       (19)
                              ---------      ----------    ----------  ---------

Financing activities

Repayments of borrowings            -              (2)           (1)        (1)
Loan Note repayments              (23)           (247)            -          -
Redemption premium                 (3)            (25)            -          -
Issue of ordinary shares            -               2             1          1
                              ---------      ----------    ----------  ---------
Net cash used in financing
activities                        (26)           (272)            -          -
                              ---------      ----------    ----------  ---------

Net decrease in cash and
cash equivalents                  (50)           (107)          (24)       (11)
                              ---------      ----------    ----------  ---------

Cash and cash equivalents at
the beginning of the period       519             473           374        349

Effect of foreign exchange
rate changes                        4               8            (1)        (4)
                              ---------      ----------    ----------  ---------
Cash and cash equivalents at
the end of the period             473             374           349        334
                              =========      ==========    ==========  =========


X. NON-GAAP MEASURES

We use a number of non-GAAP performance measures in addition to GAAP performance measures in order to provide readers with a better understanding of the underlying performance of the business and to improve comparability of our results. Furthermore, such measures are consistent with those used internally by management to assess the performance of each of its businesses and to allocate resources. Where such non-GAAP measures are given in this document, this is clearly indicated and the comparable GAAP measure is also given.

The non-GAAP measures that we use are:

   -Adjusted gross profit;
   -Adjusted gross margin %;
   -Adjusted operating expenses;
   -Adjusted operating profit/(loss);
   -Profit/(loss) from operations before restructuring and litigation; -Adjusted R&D expenditure;
   -Net cash flow from operating activities before restructuring items and litigation;
   -Cash generated by operations; and
   -Net cash.

An explanation of each of these measures is provided below.

Adjusted gross profit is defined as gross profit before restructuring items credited or charged to cost of sales. We believe that using adjusted gross profit after the exclusion of such items (which may vary significantly each year) provides a more accurate comparison of the underlying performance of our operating units, which in turn allows for a better understanding of actual trading performance and is thus more useful for evaluating the business on an ongoing basis. A reconciliation of gross profit to adjusted gross profit is presented in appendix III on page 22.

Adjusted gross margin % is calculated as adjusted gross profit divided by sales multiplied by 100.

Adjusted operating expenses is calculated as operating expenses before restructuring costs (as defined by IAS 37), material litigation items (which are separately disclosed by virtue of their size or incidence, in order that the financial statements give a true and fair view) and share option costs.

Adjusted operating profit/(loss) is calculated as operating profit/(loss) before restructuring costs, material litigation items (see above) and non-cash share option costs.

Profit/(loss) from operations before restructuring and litigation is calculated as operating profit/(loss) before restructuring costs and material litigation items (see above).

We believe that adjusted operating expenses and adjusted operating profit/(loss) are also more useful for evaluating the business on an ongoing basis. These measures eliminate material one-off items and non-cash costs that are controlled centrally and are therefore more representative of the underlying performance of the operating units. Management reviews the performance of the operating units on this basis. In Note 2, Segmental analysis of our Form 20-F for the year ended 31 March 2005, where we present adjusted operating loss by segment we refer to this as segment operating loss. A reconciliation of operating expenses to adjusted operating expenses is presented in appendix IV on page 23 and a reconciliation of operating loss to adjusted operating loss is presented in appendix V on page 23.

Adjusted R&D expenditure is calculated as R&D expenditure stated before share option costs.

Net cash flow from operating activities before restructuring items and litigation is calculated as operating cash flow before restructuring costs (as defined by IAS 37) and material litigation items (see above). For the reasons noted above, we believe that this measure is more representative of the underlying performance of the business and is thus more useful for evaluating the business on an ongoing basis. A reconciliation of operating cash flow before restructuring items and litigation to operating cash flow is presented in appendix VI on page 24.

Cash generated by operations is calculated as net cash from operating activities before income taxes received/(paid) and interest paid. A reconciliation of net cash from operating activities to cash generated from operations is presented within appendix VI on page 24.

Net cash is calculated as cash at bank and in hand less bank loans, overdrafts and obligations under finance leases.



CONSOLIDATED INCOME STATEMENT

                                           3 months ended       6 months ended
                                            30 September         30 September
GBP million                       Note    2005       2004       2005      2004
Continuing Operations
Revenue                              2     312        305        597       594

Profit/(loss) from Operations
                                         -------   --------   --------   -------
Excluding restructuring costs and
litigation settlements                       7         (5)        (2)      (17)
Restructuring costs                 5a      (2)         2        (29)        1
Litigation settlements              5a       -          -          -         2
                                         -------   --------   --------   -------

Total profit/(loss) from
Operations                           4       5         (3)       (31)      (14)

Investment income                    6      38         37         78        76
Finance costs                        7     (39)       (46)       (77)     (103)

Profit/(loss) on ordinary
activities before taxation               -------   --------   --------   -------
Excluding restructuring costs and
litigation settlements                       6        (14)        (1)      (44)
Restructuring costs and
litigation settlements                      (2)         2        (29)        3

                                         -------   --------   --------   -------
                                             4        (12)       (30)      (41)
Taxation                            8a      (2)        (3)        (2)        -
                                         -------   --------   --------   -------
Profit/(loss) for the period from
Continuing Operations                        2        (15)       (32)      (41)
Profit for the period from
Discontinued Operations              9       1         81          1        82
                                         -------   --------   --------   -------
Profit/(loss) for the period                 3         66        (31)       41
                                         =======   ========   ========   =======

Attributable to:
Equity holders of the parent
company                                      2         66        (32)       41
Minority interest                            1          -          1         -
                                         -------   --------   --------   -------

                                             3         66        (31)       41
                                         =======   ========   ========   =======

Earnings per share:

Continuing Operations

Basic and diluted loss per share    10                         (14.8)    (20.3)
                                                              ========   =======

Discontinued Operations

Basic and diluted profit per
share                               10                             -      40.6
                                                              ========   =======
Group

Basic and diluted (loss)/profit
per share                           10                         (14.8)     20.3
                                                              ========   =======



CONSOLIDATED BALANCE SHEET

                                         30        30         31            30
                                  September      June      March     September
GBP million              Note          2005      2005       2005          2004
Non-current assets
Goodwill                                390       390        390           390
Other intangible
assets                                   10         9          9             6
Property, plant and
equipment                               121       117        116           114
Interests in
associates                                3         3          3             5
Available for sale
investments                               5         5          5             3
Trade and other
receivables                12             5         4          1             5
                                     --------  --------   --------      --------
                                        534       528        524           523
                                     --------  --------   --------      --------

Current assets
Inventories                11           171       182        162           156
Trade and other
receivables                12           303       332        369           338
Tax receivables                           -         5         22             -
Cash at bank and in
hand                       13           311       319        334           374
                                     --------  --------   --------      --------
                                        785       838        887           868
                                     --------  --------   --------      --------
Total assets                          1,319     1,366      1,411         1,391
                                     --------  --------   --------      --------

Current liabilities
Trade and other
payables                   14          (364)     (404)      (437)         (409)
Tax liabilities                         (56)      (56)       (55)         (114)
Obligations under
finance leases             15            (1)       (1)        (1)            -
Bank loans and
overdrafts                 15           (11)      (13)       (14)          (16)
                                     --------  --------   --------      --------
                                       (432)     (474)      (507)         (539)
                                     --------  --------   --------      --------

Non-current
liabilities
Bank loans and
overdrafts                 15           (23)      (23)       (21)          (21)
Trade and other
payables                   14            (6)       (4)        (6)           (5)
Retirement benefit
obligations                            (358)     (227)      (230)         (244)
Long-term provisions       16          (147)     (165)      (145)         (179)
Obligations under
finance leases             15            (1)       (1)        (1)           (2)
                                     --------  --------   --------      --------
                                       (535)     (420)      (403)         (451)
                                     --------  --------   --------      --------
Total liabilities                      (967)     (894)      (910)         (990)
                                     --------  --------   --------      --------
                                     --------  --------   --------      --------
Net assets                              352       472        501           401
                                     ========  ========   ========      ========

Capital and reserves
Called-up share
capital                   17a            52        52         52            51
Shares to be issued        18            30        31         28            30
Share premium account      18             4         4          4             2
Capital reserve            18             9         9          9             9
Capital reduction
reserve                    18           160       186        186           241
Retained earnings          18            95       189        221            66
                                     --------  --------   --------      --------
Equity attributable to
equity holders of
parent company                          350       471        500           399
Equity minority
interests                                 2         1          1             2
                                     --------  --------   --------      --------
Total equity                            352       472        501           401
                                     ========  ========   ========      ========


CONSOLIDATED CASH FLOW STATEMENT

                                             3 months ended    6 months ended
                                              30 September       30 September
GBP million                           Note    2005   2004      2005       2004
Net cash inflow/(outflow) from
operating activities before
restructuring items and litigation              11    (21)        1        (13)
Cash outflows from restructuring
items and litigation                    5b     (12)    (6)      (18)       (32)
                                             ------- ------   -------   --------
Net cash outflow from operating
activities after restructuring items
and litigation                          19      (1)   (27)      (17)       (45)
                                             ------- ------   -------   --------
Continuing Operations                           (1)    (9)      (17)       (24)
Discontinued Operations                          -    (18)        -        (21)
                                             ------- ------   -------   --------

Investing activities
Purchases of property, plant and
equipment                                      (12)    (5)      (18)       (10)
Capitalised development costs                   (3)    (1)       (5)        (3)
Disposals of property, plant and
equipment                                        1      -         1          1
Proceeds from sale of investments                1      -         1          -
Disposal of interests in subsidiaries            1    195         3        191
Income from loans, deposits and
investments                                      3      3         8          7
                                             ------- ------   -------   --------
Net cash flows from investing
activities                                      (9)   192       (10)       186
                                             ------- ------   -------   --------

Financing activities
Borrowings due within one year -
repayments                                      (3)    (2)       (4)        (2)
Borrowings due after more than one
year - advances                                  -      -         2          -
Issue of ordinary shares                         -      2         -          2
Loan note repayments                             -   (247)        -       (270)
Redemption premium                               -    (25)        -        (28)
                                             ------- ------   -------   --------
Net cash flows from financing
activities                                      (3)  (272)       (2)      (298)
                                             ------- ------   -------   --------

Cash and cash equivalents at the
beginning of the period                        319    473       334        519
Net decrease in cash and cash
equivalents                                    (13)  (107)      (29)      (157)
Effect of foreign exchange rate
changes                                          5      8         6         12
                                             ------- ------   -------   --------
Cash and cash equivalents at the end
of the period                                  311    374       311        374
                                             ======= ======   =======   ========


CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

                                             3 months ended    6 months ended
                                              30 September       30 September
                                              2005    2004      2005      2004
GBP million

Exchange gains on translation of foreign
operations                                       4       6         6         6
Actuarial loss on defined benefit pension
schemes                                       (129)    (10)     (129)      (10)
                                             ------- -------   -------   -------
Net loss recognised directly in equity        (125)     (4)     (123)       (4)

Profit/(loss) for the period                     3      66       (31)       41
                                             ------- -------   -------   -------
Total recognised income and expense for the
period                                        (122)     62      (154)       37
                                             ------- -------   -------   -------

Attributable to:
Equity holders of the parent                  (123)     62      (155)       37
Minority interests                               1       -         1         -
                                             ------- -------   -------   -------
                                              (122)     62      (154)       37
                                             ======= =======   =======   =======


NOTES TO THE NON-STATUTORY ACCOUNTS


1. ACCOUNTING POLICIES

Financial information in the non-statutory accounts is presented on a consistent basis with the International Financial Reporting Standards ("IFRS") accounting policies of Marconi Corporation plc. The policies that the Group considers to be its principal accounting policies are set out below. The Company will adopt IFRS as adopted by the International Accounting Standards Board ("IFRS GAAP") for the first time in its financial statements for the year ended 31 March 2006, which will include comparative financial statements for the year ended 31 March 2005. IFRS 1, 'First-time Adoption of International Financial Reporting Standards', requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (31 March 2006). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS 1 (1 April 2005) and throughout all periods presented in the first IFRS financial statements. The accompanying interim financial information, as of and for the three and six month periods ended 30 September 2005 and 2004 and at 31 March 2005, has been prepared in accordance with IFRS GAAP effective, or issued and early adopted, at 30 September 2005. The IFRS GAAP that will be applicable at 31 March 2006, including standards that will be applicable on an optional basis, are not known with any certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare these financial statements are subject to change up to the reporting date of the Company's first IFRS financial statements.

The financial information does not comprise statutory accounts for the purposes of Section 240 of the Companies Act 1985, has been prepared in accordance with IAS 34, 'Interim Financial Reporting,' and has not been audited.

Basis of consolidation

The Group financial statements include the results of the Company and all of its subsidiary undertakings, together with the Group's share of the results of its associates and joint ventures under the equity accounting basis.

A subsidiary is an entity that is controlled, directly or indirectly, by the Group. Control is the power to govern the financial and operating policies of the entity in order to obtain benefits from its activities. An associate is an entity over which the Group is in a position to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of the entity. A joint venture is an undertaking that is jointly controlled by the Group under a contractual arrangement.

Revenue

Revenue excludes VAT and comprises sales to third party customers. Revenue from product sales of hardware and software is recognised when: persuasive evidence of an arrangement exists; delivery has occurred or service has been rendered; customer acceptance has occurred; the price to the buyer is fixed or determinable; and collectability is reasonably assured. Revenue from services is recognised at the time of performance and acceptance by the customer.

Revenue from multiple element contracts is allocated based on the relative fair value of each individual element.

Revenue on long-term contracts is recognised under the percentage-of-completion method of accounting and is calculated based on the ratio of costs incurred to date compared with the total expected costs for that contract.

Research and development

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Internal development expenditure is charged to income in the year in which it is incurred unless it meets the recognition criteria of IAS 38, Intangible Assets. Only costs incurred following commencement of customer trials are considered for capitalisation, as field trials signal the point at which technical feasibility has been proven in a customer environment. Costs are not capitalised unless a significant customer order has been received and the future margin exceeds the value of the eligible costs.

Where these criteria are met, development costs are capitalised and amortised over two years on a straight-line basis. Intangible assets are assessed for impairment annually, or earlier upon indication of impairment.

Business combinations and goodwill

On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the cost of acquisition exceeds the fair value of net assets acquired.

Goodwill arising on acquisitions is capitalised and reviewed for impairment annually, or whenever there are indications that the carrying value may not be recoverable. Any impairment is recognised immediately in the income statement and is not subsequently reversed. Prior to 1 April 2004, goodwill was amortised over its estimated useful life. Amortisation ceased on 31 March 2004. On disposal of a subsidiary, associate or joint venture, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Post-retirement benefits

The Group accounts for pensions and other post-retirement benefits (principally healthcare) under IAS 19, Employee Benefits. For defined benefit retirement benefit schemes, the cost of providing benefits is determined using the Projected Unit Credit Method and actuarial valuations for accounting purposes are carried out at each half-year and year-end. The operating and financing costs of these schemes are recognised separately in the income statement.

Current service cost is spread systematically over the lives of employees and financing costs are recognised in the period in which they arise. Past service cost is recognised immediately to the extent that the benefits are already vested, and is otherwise amortised on a straight-line basis over the average period until the benefits become vested. Interest on pension scheme liabilities is presented within 'Finance costs' and the expected return on pension assets is presented within 'Investment income'. Actuarial gains and losses are recognised in full in the period in which they occur in the Statement of Recognised Income and Expense.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation, as adjusted for unrecognised past service cost, reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to the value of unrecognised past service cost, plus the present value of available refunds and reductions in future contributions to the scheme.

An actuarial assessment of the Group's defined benefit pension scheme liabilities and valuation of pension assets was performed under IAS 19 at 30 September 2005. The following assumptions were adopted for the UK plan, the Group's largest pension plan:

                                           30 September 2005     31 March 2005
                                                     percent           percent
UK plan
Inflation assumption                                    2.75              2.75
Discount rate                                           5.00              5.50
Rate of general increase in salaries                    4.25              4.25
Rate of increase in pensions in payment                 2.75              2.75
Rate of increase for deferred pensioners                2.75              2.75
Rate of credited interest                               2.50              2.50

As previously disclosed, the assumption adopted in respect of the expected mortality of the UK plan members is based on the experience analysis carried out for the most recent formal valuation. In addition, Marconi also recognises that improvements in longevity are likely to continue and made a further allowance for this within the IAS 19 liabilities at 31 March 2005. The UK plan experience will continue to be monitored at successive plan valuations.

The impact of assumption changes on the UK and other Group plans and the results of the latest actuarial valuations are discussed on page 17 of the Operating and Financial Review.

Payments to defined contribution retirement benefit schemes are charged to the income statement as they fall due.

Share-based payments

The Group issues equity-settled share-based payments to certain employees. In accordance with IFRS 2, Share-based Payments, equity-settled share-based payments are measured at fair value at the date of grant. The fair value is expensed on a straight-line basis over the vesting period, based on the Group's estimate of the number of shares that will eventually vest.

Fair value is calculated using a binomial option-pricing model. The expected life used in the model has been adjusted for the effects of exercise restrictions and expected exercise behaviour, based on management's best estimates.

The Group also provides employees with the ability to purchase the Group's ordinary shares at 90% of the current market value. The Group records an expense, based on its estimate of the 10% discount related to shares expected to vest on a straight-line basis over the vesting period.

Financial instruments

Financial assets and liabilities are recognised in the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Bank borrowings:

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis to the income statement using the Effective Interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Derivative financial instruments and hedge accounting:

The use of financial derivatives is governed by the Group's policies, as approved by the Board of Directors, which set out written principles on the use of financial derivatives. In February 2005, the Group re-commenced hedging of foreign currency cash flows with forward foreign exchange contracts. Where a forward foreign exchange contract hedges a foreign currency asset or liability, movements on the derivative and the hedged item are taken to the income statement. Where a forward foreign exchange contract hedges a probable commitment, it must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group's operations. Gains and losses arising on these contracts are deferred and recognised in the income statement only when the hedged transaction has itself been reflected in the Group's financial statements.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value, with unrealised gains or losses reported in the income statement.

Foreign currencies

The functional currency of each of the Group's subsidiaries is the local currency of the country in which each subsidiary is located. Transactions in currencies other than the functional currency are recorded at the prevailing rate of exchange on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the period-end rate. The resulting exchange differences are taken into account in determining the profit or loss on ordinary activities before taxation, with the exception of certain gains and losses arising under hedging transactions in prior periods.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at period-end exchange rates. Income and expense items are translated at the average rate for the period. Exchange differences arising are taken to reserves via the Statement of Recognised Income and Expense. On disposal of an operation, these translation differences are recognised as income or expense in the period in which the operation is disposed of.

Key rates used are as follows:

                       Average rates                   Period-end rates
                      6 months ended
                       30 September        30 September    30 June    31 March
                     2005         2004             2005       2005        2005
US dollar          1.8082       1.8078           1.7691     1.7925      1.8896

Euro               1.4692       1.4864           1.4674     1.4806      1.4540


Taxation

The charge for taxation is based on the taxable profits for the financial year and includes the effect of temporary differences between the treatment of certain items for taxation and for accounting purposes, where the effect is to be recognised in the balance sheet. A deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available against which to utilise tax losses and attributes.

There are significant losses brought forward in some Group companies as at 1 April 2005. No deferred tax asset relating to tax losses and attributes is recognised on the balance sheet unless it is probable that future taxable profits will be available against which to utilise the tax losses and attributes. The Group will re-assess the recognition of deferred tax assets at each balance sheet date.

The Group does not propose to provide for the un-remitted earnings of foreign subsidiaries, as there is no commitment to remit such earnings and the Group controls such remittances. The Group makes no provision for temporary differences relating to investments in subsidiaries given that the realisation of such differences is controlled and is not probable in the foreseeable future. No deferred tax liabilities are separately disclosed on the basis that balances are in jurisdictions where the Group has the legally enforceable right to set off deferred tax assets and liabilities and the amounts relate to taxes that are levied by the same tax authority on the same taxable enterprise or group of enterprises.

Property, plant and equipment

Property, plant, machinery, fixtures, fittings, tools and equipment are stated at cost less accumulated depreciation and less any recognised impairment loss.

Depreciation is charged so as to expense the cost of assets, other than land and assets under construction, over their estimated useful lives, using the straight-line method, on the following bases:

Freehold buildings                   2 to 4% per annum
Leasehold property                   Over the lease term or 50 years for long
                                     leases
Plant and machinery                  10% per annum on average
Fixtures, fittings, tools and
equipment                            10% per annum

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the lease.

Annual reviews are conducted of the estimated remaining lives of assets and the residual values.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

All such assets are reviewed for impairment when there are indications that the carrying value may not be recoverable.

Borrowing costs directly attributable to the acquisition, construction or production of assets are not capitalised but are recognised in the income statement in the period in which they are incurred.

Leases

In accordance with IAS 17, Leases, leases are classified as finance leases whenever the terms of the lease agreement transfer substantially all the risks and rewards of ownership of the related assets to the lessee. All other leases are classified as operating leases.

The Group as lessor:

Rental income from operating leases is recognised on a straight-line basis over the term of the lease.

The Group as lessee:

Assets held under finance leases are capitalised and included within 'Property, plant and equipment' at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the income statement.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

Inventories

Inventories are stated at the lower of cost and net realisable value. Provision is made for obsolete, slow moving or defective items where appropriate.

Long-term contracts

Profit on long-term contracts in progress is taken when a sale is recorded on part delivery of products or part performance of services, provided that the outcome of the contract can be assessed with reasonable certainty. Amounts recoverable on long-term contracts, which are included in 'Trade and Other Receivables', are stated at the net sales value of the work done less amounts received as progress payments on account. Excess progress payments are included in 'Trade and Other Payables'. Cumulative costs incurred, net of amounts transferred to cost of sales, less provisions for contingencies and anticipated future losses on contracts, are included in 'Inventories'.

Where the outcome of a long-term contract cannot be estimated reliably, contract revenue is recognised to the extent of costs incurred, if it is probable that they will be recovered. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised immediately.

Provisions

Provisions for estimated expenses related to product warranties are made at the time the products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims and take into consideration:

   -the history of warranty cost associated with the product or similar products;
   -the length of the warranty obligation;
   -the development cycle of the product; and -the estimated cost of 'one-off' failures that require correction.

Provisions for restructuring costs are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to affected parties.

Contingent liabilities

Through the course of normal business, the Group is subject to legal proceedings and other claims, the settlement of which may involve cost to the Group. A determination of the amount of provision, if any, required for these contingencies is based on careful analysis of each issue with the assistance of external legal counsel. A provision is generally made where an adverse outcome is probable and associated costs can be estimated reliably.

IFRS 1 exemptions and early adoption

IFRS 1, First-time Adoption of International Financial Reporting Standards, sets out the procedures that the Group must follow when it adopts IFRS as the accounting basis for its consolidated financial statements. The Group is required to establish IFRS accounting policies and, in general, should apply these retrospectively to determine the IFRS opening balance sheet at 1 April 2004.

IFRS 1 provides a number of optional exemptions from full retrospective application of IFRS accounting policies. The most significant of these are set out below:

- IFRS 3: Business combinations

The Group has elected not to apply IFRS 3 retrospectively to business combinations that took place prior to 1 April 2004. As a result, in the opening balance sheet, goodwill arising from past business combinations remains as stated under UK GAAP at 31 March 2004.

- IAS 19: Employee benefits

The Group has elected to recognise, in full, the accumulated actuarial gains and losses in respect of its defined benefit schemes at the transition date, which is consistent with FRS 17.

The Group has also chosen early adoption of the amendment to IAS 19 issued by the IASB on 16 December 2004. As a result, from 1 April 2004, the Group has credited or charged net actuarial gains and losses to reserves in the period that they arise.

- IAS 39: Financial instruments: recognition and measurement

The Group has chosen to apply IAS 39 for all periods presented and has therefore not taken advantage of the IFRS 1 exemption, which would enable the Group only to apply the standard from 1 April 2005.

- IAS 21: The effects of changes in foreign exchange rates

When a foreign operation is disposed of, IAS 21 requires a transfer of the cumulative translation differences for that operation from reserves to the income statement. This forms part of the gain or loss arising on the disposal of the operation. The Group has chosen to take advantage of the IFRS 1 exemption from compliance with this requirement for cumulative translation differences as at the IFRS transition date. As a result, the cumulative translation differences for all of the Group's foreign operations are deemed to be GBPnil at 1 April 2004. The profit from discontinued operations for the year ended 31 March 2005 therefore includes only the translation differences that arose from 1 April 2004.

2. REVENUE

An analysis of the Group's continuing revenue is as follows:

                                 3 months ended                6 months ended
                                  30 September                  30 September
GBP million                   2005           2004            2005         2004
Sale of goods                  185            184             339          348
Rendering of services          127            121             258          246
                             -------        -------         -------      -------
                               312            305             597          594
                             =======        =======         =======      =======



3. SEGMENTAL ANALYSIS

Business Segments

Analysis of revenue by class of business

GBP million
6 months ended 30 September                                2005            2004
Optical and Access Networks                                 309             289
Network Services                                            228             225
Data Networks                                                60              80
                                                        ---------       ---------
                                                            597             594
Discontinued                                                  -              67
                                                        ---------       ---------
Consolidated                                                597             661
                                                        =========       =========


                               To customers in the           To customers
GBP million                       United Kingdom               overseas
6 months ended 30 September      2005       2004          2005           2004
Optical and Access Networks        92        112           217            177
Network Services                  129        109            99            116
Data Networks                       1          1            59             79
                               --------   --------      --------       --------

Continuing Operations             222        222           375            372
Discontinued Operations             -          -             -             67
                               --------   --------      --------       --------

                                  222        222           375            439
                               ========   ========      ========       ========


Analysis of results and operating net assets/(liabilities) by class of business

              Profit/(loss) from operations                                             Operating
GBP million           6 months ended                                            net assets/(liabilities)
                       30 September                                                   30 September
                   2005             2004                                          2005            2004
Optical and                                                                 - -
Access                                                                         !
Networks              1              (12)                                      !- 224             103
Network                                                                        !
Services              4                8                                    - -
Data
Networks             11               19                                            19              20
Central             (15)             (15)                                         (160)           (103)
Share option
costs                (2)             (17)
                  -------           ------                                      --------         -------
Continuing
Operations           (1)             (17)                                           83              20
                  -------           ------                                      --------         -------

Restructuring
and
litigation          (29)               3      Intangible assets                     10               6
Share of
operating
loss
of associate         (1)               -      Goodwill                             390             390
                                              Investments                            8               8
                                              Net cash                             275             335
                                              Current taxation                     (56)           (114)
                                              Retirement scheme
                                              deficits                            (358)           (244)
                  -------           ------                                      --------         -------
Group loss
from
Continuing
Operations          (31)             (14)     Net assets                           352             401
                  =======           ======                                      ========         =======

Operating net assets/(liabilities) include property, plant and equipment, inventories, receivables, payables (excluding borrowings and taxation) and long-term provisions.

The operating net assets of Optical and Access Networks and Network Services cannot be separately identified as the same assets are generally used to generate sales in each of these segments. The results of these segments are separately reportable.


Analysis of restructuring and litigation items by class of business

GBP million
6 months ended 30 September                                2005           2004
Optical and Access Networks/Network Services                (26)            (1)
Data Networks                                                (3)             4
                                                         --------       --------
Continuing Operations                                       (29)             3
                                                         ========       ========


Other information

                           Capital additions                 Depreciation
                            6 months ended                 6 months ended
                             30 September                   30 September
                          2005          2004            2005            2004
GBP million
Data Networks                1             3               3               5
Optical and
Access and
Network
Services                    17             7              12              16
                        --------      --------        --------         -------
                            18            10              15              21
                        ========      ========        ========         =======


Geographical Segments

Analysis of revenue by territory of destination

GBP million
6 months ended 30 September                              2005            2004
UK                                                        222             222
Other EMEA                                                237             239
North America                                              64              78
CALA                                                       26              18
APAC                                                       48              37
                                                       --------        --------
                                                          597             594
                                                       ========        ========


Analysis of results from Continuing Operations (before restructuring, litigation and share option costs and the share of operating loss of associates1), revenue and operating net assets/(liabilities) by territory of origin

                  Adjusted profit/ (loss)
                    from operations*            Revenue                    Operating
GBP                  6 months ended          6 months ended          net assets/(liabilities)
million                30 September           30 September                30 September
                    2005           2004      2005      2004           2005           2004
UK (incl.
central
costs)               (15)             1       235       244           (120)           (22)
Other
EMEA                   3            (11)      235       230            109             56
North
America                8             14        62        72             23              7
CALA                   2              1        27        23             24            (13)
APAC                   3             (5)       38        25             47             (8)
                  --------         ------   -------   -------       --------       --------
                       1              -       597       594             83             20
                  ========         ======   =======   =======       ========       ========


Sales by Group companies to joint ventures and associates amounted to GBP10 million (2004: GBP11 million). Purchases from joint ventures and associates amounted to GBP1 million (2004: GBP1 million).

1 Loss from associates is included in loss from operations on the face of the consolidated income statement.


Analysis of restructuring and litigation items by territory of origin

GBP million
6 months ended 30 September                              2005            2004
UK (incl. central costs)                                  (24)              3
Other EMEA                                                 (1)             (3)
North America                                              (3)              4
CALA                                                       (1)             (1)
APAC                                                        -               -
                                                       --------        --------
                                                          (29)              3
                                                       ========        ========


Further details on restructuring and litigation items are shown in note 5(a).

Other information

GBP million       Additions to property, plant and equipment and intangible
                  assets
6 months ended                          2005                           2004

UK (incl.
central costs)                             7                              3
Other EMEA                                 7                              3
North America                              2                              3
CALA                                       -                              -
APAC                                       2                              1
                                    ----------                     ----------
                                          18                             10
                                    ==========                     ==========


*See 'Non-GAAP measures', Appendix X

4. PROFIT/(LOSS) FROM CONTINUING OPERATIONS

                     Before restructuring and     Restructuring and
                             litigation items      litigation items      Total
GBP million
3 months ended 30
September 2005
Revenue                                   312                     -        312
Cost of sales                            (216)                    -       (216)
                                    -----------            ---------- ----------

Gross profit                               96                     -         96

Selling and
distribution
expenses                                  (32)                    -        (32)
Administrative
expenses -
other                                     (16)                   (2)       (18)
Research and
development                               (44)                    -        (44)
Other
operating
income                                      3                     -          3
Share of loss of
associates                                  -                     -          -
                                    -----------            ---------- ----------
Profit/(loss)
from
operations                                  7                    (2)         5
                                    ===========            ========== ==========


                     Before restructuring and   Restructuring and
                             litigation items      litigation items      Total
GBP million
3 months ended 30
September 2004
Revenue                                   305                     -        305
Cost of sales                            (203)                    3       (200)
                                    -----------            ---------- ----------

Gross profit                              102                     3        105

Selling and
distribution
expenses                                  (36)                    -        (36)
Administrative
expenses -
other                                     (23)                   (1)       (24)
Research and
development                               (48)                    -        (48)
Other operating                             -                     -          -
income
Share of loss of
associates                                  -                     -          -
                                    -----------            ---------- ----------
(Loss)/profit
from
operations                                 (5)                    2         (3)
                                    ===========            ========== ==========


In the three months ended 30 September 2005, share option and related payroll costs of GBPnil million (2004: GBP7 million) were included within selling and distribution expenses, administrative expenses and research and development.

The Group disposed of its Outside Plant and Power (OPP) business during the year ended 31 March 2005. The results of OPP are shown in note 9.

Restructuring and litigation items are shown in further detail in note 5(a).


                     Before restructuring and      Restructuring and
                             litigation items       litigation items     Total
GBP million
6 months ended 30
September 2005
Revenue                                   597                     -        597
Cost of sales                            (415)                    -       (415)
                                    -----------            ---------- ----------

Gross profit                              182                     -        182

Selling and
distribution
expenses                                  (65)                    -        (65)
Administrative
expenses -
other                                     (33)                  (29)       (62)
Research and
development                               (89)                    -        (89)
Other
operating
income                                      4                     -          4
Share of loss
of associates                              (1)                    -         (1)
                                    -----------            ---------- ----------

Loss from
operations                                 (2)                  (29)       (31)
                                    ===========            ========== ==========


                     Before restructuring and     Restructuring and
                             litigation items      litigation items      Total
GBP million
6 months ended 30
September 2004

Revenue                                   594                     -        594
Cost of sales                            (399)                    4       (395)
                                    -----------            ---------- ----------

Gross profit                              195                     4        199

Selling and
distribution
expenses                                  (72)                    -        (72)
Administrative
expenses -
other                                     (48)                   (3)       (51)
Research and
development                               (92)                    -        (92)
Other
operating
income                                      -                     2          2
Share of loss of
associates                                  -                     -          -
                                    -----------            ---------- ----------
(Loss)/profit
from
operations                                (17)                    3        (14)
                                    ===========            ========== ==========

In the six months ended 30 September 2005, share option and related payroll costs of GBP2 million (2004: GBP17 million) were included within selling and distribution expenses, administrative expenses and research and development.


5. RESTRUCTURING AND LITIGATION ITEMS

These items have been analysed as follows:

a) Restructuring and litigation items - Consolidated income statement

GBP million
6 months ended 30 September                                  2005       2004
Restructuring credits - included in cost of sales  (i)          -          4

Restructuring costs                                (ii)       (29)        (3)
Decrease in provision for litigation settlement    (iii)        -          2
                                                           --------   --------
Restructuring and litigation items                            (29)         3
                                                           ========   ========

(i) In the 6 months ended 30 September 2004, GBP1 million was received for inventories, previously fully provided for, and subsequently utilised by Jabil Circuit Inc and GBP3 million related to the release of liability provisions held against onerous supply contracts.

(ii) As part of the Group's cost reduction actions, a net charge of GBP29 million (2004: GBP3 million) was recorded during the 6 months ended 30 September 2005. This included a GBP23 million (2004: GBP7 million) for employee severance and a net GBP5 million charge (2004: GBP4 million credit) for site rationalisation and other restructuring costs.

(iii) In Part X, section 15.4 of our listing particulars we disclosed the lawsuit filed by Bell Communications Research Inc., now known as Telcordia Technologies Inc., or Telcordia. A settlement agreement, in which we agreed to make a one-time payment of $21 million (approximately GBP12 million) to Telcordia was signed on 24 June 2004 in exchange for a licence to Telcordia's ATM patent portfolio and as full and final settlement of all outstanding claims. As a consequence of this claim, we made a release of GBP2 million of excess provision to our operating results in the 6 months ended 30 September 2004.

Restructuring and litigation items - consolidated cash flow statement

GBP million
6 months ended 30 September                             2005           2004
Restructuring costs                                      (18)           (17)
Litigation settlement                                      -            (12)
                                                      --------       --------

Continuing Operations                                    (18)           (29)
                                                      --------       --------

Discontinued Operations                                    -             (3)
                                                      --------       --------

Group                                                    (18)           (32)
                                                      ========       ========

6. INVESTMENT INCOME

GBP million
6 months ended 30 September                       2005                2004

Interest receivable:
Loans and deposits                                   5                   6
Other                                                3                   1
                                                --------            --------
                                                     8                   7
Expected returns on pension scheme assets           70                  69
                                                --------            --------
                                                    78                  76
                                                ========            ========


7. FINANCE COSTS

GBP million
6 months ended 30 September                                 2005        2004

Interest payable - bank loans, loan notes and
overdrafts                                                    (2)         (9)
Interest on pension scheme liabilities                       (74)        (73)
Premium on redemption of Loan Notes                            -         (28)
Movements in the fair value of derivatives                     -           7
Net gain on cash and un-hedged foreign currency
borrowings                                                     -           1
Other                                                         (1)         (1)
                                                        ----------   ---------
                                                             (77)       (103)
                                                        ==========   =========


All references to derivatives are in respect of the Group's Senior Notes where the requirement to pay a redemption premium of 10% under certain circumstances was treated as an embedded derivative under IAS 39 "Financial Instruments:
Recognition and Measurement." Embedded derivatives are accounted for at fair value and are marked to market each reporting period. Fair value changes are reflected in finance costs each period. For the six months ended 30 September 2004 a credit of GBP7 million was recorded. The Senior Notes were fully paid down in the second quarter of FY05, and the Group has not identified further embedded derivatives. As a result, no movements were recorded in the six months ended 30 September 2005.

The fair value of outstanding foreign exchange contracts at 30 September 2005 was immaterial. The Group commenced hedging identifiable currency cash flow exposures with forward contracts in February 2005.

8. TAX

a) Tax charge

GBP million
6 months ended 30 September                                 2005        2004
Continuing Operations
Current tax:
Overseas tax                                                   2           -
                                                        ----------   ---------
                                                               2           -
                                                        ==========   =========

Discontinued Operations
Current tax:
Overseas tax                                                   -          24
Overseas under/(over)provision in respect of prior            (1)         (5)
years                                                   ----------   ---------
                                                              (1)         19
                                                        ==========   =========

For the 6 months ended 30 September 2005 the net tax charge was GBP1 million arising from a GBP2 million current period tax charge and a GBP1 million tax credit in respect of the disposal of the OPP business.

In the 6 months ended 30 September 2004, a tax charge of GBP19 million arose on the disposal of the OPP business.

b) Factors that may affect future tax charges

Deferred tax assets have not been recognised in respect of losses, pension scheme deficits, and litigation and restructuring expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

9. DISCONTINUED OPERATIONS

The Group disposed of its OPP business in the year ended 31 March 2005.

For the three and six months ended 30 September 2005 a GBP1 million tax credit in respect of the disposal of the OPP business has been classified as Discontinued Operations in the consolidated income statement.

For the three and six months ended 30 September 2004 the results of the Discontinued Operations included in the consolidated income statement were as follows:

GBP million                                3 months ended      6 months ended
                                             30 September        30 September
                                                     2004                2004
Revenue                                                17                  67
Expenses                                              (20)                (69)
                                                 ----------          ----------
                                                       (3)                 (2)

Taxation                                              (19)                (19)

Gain on disposal                                      103                 103
                                                 ----------          ----------

Net profit after tax attributable to
Discontinued Operations                                81                  82
                                                 ==========          ==========


10. PROFIT/(LOSS) PER SHARE

Basic and diluted profit/(loss) per share is calculated by reference to a weighted average of 209.0 million ordinary shares (2004: 201.5 million ordinary shares) in issue during the period. The effect of the share options is anti-dilutive for each period presented and has therefore been excluded from the calculation of diluted weighted average number of shares.

The basic profit/(loss) per share is set out in the table below:

Continuing Operations
6 months
ended                      2005                              2004
30
September
             Profit/    Profit/ (Loss) per       Profit/    Profit/ (Loss) per
               (Loss)                share         (Loss)                share
         GBP million                 Pence   GBP million                 Pence
Basic loss
and
basic loss
per
share            (31)                (14.8)          (41)                (20.3)
              =======              ========       =======               =======

Discontinued Operations
6 months ended 30 September                                   2004
                                                  Profit      Profit per share
                                               GBP million                 Pence

Basic profit and basic profit per share               82                  40.6
                                                ==========             =========


11. Inventories

                             30 September   30 June   31 March   30 September
GBP million                          2005      2005       2005           2004
Raw materials and bought in
components                             45        45         37             30
Work in progress                       30        36         33             50
Finished goods                         92        95         89             71
Long term contract work in
progress                                4         6          3              5
                                  ---------   -------   --------       --------

                                      171       182        162            156
                                  =========   =======   ========       ========


12. TRADE AND OTHER RECEIVABLES

                             30 September   30 June   31 March    30 September
GBP million                          2005      2005       2005            2004

Current assets:
Trade receivables                     237       259        307             264
Amounts owed by associates             17        16         17              16
Other receivables                      29        33         30              39
Prepayments and accrued
income                                 20        24         15              19
                                  ---------   -------   --------        --------
                                      303       332        369             338
Non-current assets:
Trade receivables                       4         3          -               4
Prepayments and accrued
income                                  1         1          1               1
                                  ---------   -------   --------        --------

                                        5         4          1               5
                                  ---------   -------   --------        --------

                                      308       336        370             343
                                  =========   =======   ========        ========

The Group has assigned certain trade debts as security against the advance of cash from third party providers. All debts remain outstanding at 30 September 2005 and interest of GBP342,000 was recognised in the quarter. The Group is not obliged to, nor does it intend to, support any credit-related losses arising from the assigned debts against which cash has been advanced. The transaction documents stipulate that, in the event of default in payment by a debtor, the providers of the facility may only seek payment from the Group of the capped finance charge under the arrangement and that recourse from the Group is not available.

The Group has available to it customer receivables financing facilities totaling GBP77 million, of which GBP20 million is on a committed basis. At the end of September 2005, GBP26 million of these facilities had been utilised. The GBP20 million committed facility is due to expire in September 2006. Whilst the uncommitted facilities do not have formal expiry dates, Euro 24 million (GBP16 million) is due for review in December 2005 and Euro 60 million (GBP41 million) is due for review in March 2006.

13. Cash at bank and in hand

GBP million                         30         30          31             30
                             September       June       March      September
                                  2005       2005        2005           2004
Cash and bank
deposits repayable
on demand                          255        258         239            281
Other cash
deposits                            56         61          95             93
                               ---------    -------    --------       --------

Cash at bank and
in hand                            311        319         334            374
                               =========    =======    ========       ========

Included in the amounts above are
restricted
cash balances of:
Collateral against
bonding facilities                  41         45          78             73
Held by captive
insurance company                   15         16          17             18
Mandatory
redemption escrow
account                              -          -           -              2
Security for
borrowings in
Italy                                7          8           8             10
                               ---------    -------    --------       --------
                                    63         69         103            103

Cash held at
subsidiary level
and cash in
transit                             75         62          64             65
Available treasury
deposits                           173        188         167            206
                               ---------    -------    --------       --------

                                   311        319         334            374
                               =========    =======    ========       ========

By currency:
Sterling                           152        136         138            145
Euros                               92        115         128            104
US Dollars                          32         35          35             97
Other                               35         33          33             28
                               ---------    -------    --------       --------

                                   311        319         334            374
                               =========    =======    ========       ========

At 30 September 2005, the Group held approximately Euro 36 million (GBP24 million) and US dollar 24 million (GBP14 million) of foreign currency denominated cash within the UK. This cash is not treated as a hedge for accounting purposes and gains and losses on retranslation of the cash into sterling are taken to net finance costs.

Cash deposits invested are at short-term floating rates. The impact of a 1% decrease in interest rates would have reduced earnings from interest on total cash invested by GBP1 million in the quarter or GBP3 million annualised.


14. TRADE AND OTHER PAYABLES

                             30 September   30 June   31 March    30 September
GBP million                          2005      2005       2005            2004
Current liabilities:
Payments received in
advance                                29        37         49              45
Trade payables                        152       177        187             160
Other taxation and social
security                               22        29         23              21
Other payables
Accruals and deferred                  25        22         64              75
income                                136       139        114             108
                                  ---------   -------   --------        --------

                                      364       404        437             409
                                  =========   =======   ========        ========

Non-current liabilities:
Accruals and deferred
income                                  6         4          6               5
                                  ---------   -------   --------        --------
                                      370       408        443             414
                                  =========   =======   ========        ========

15. BORROWINGS

                              30 September   30 June   31 March   30 September
GBP million                           2005      2005       2005           2004

Current liabilities:
Bank loans and overdrafts:
Repayable on demand                     10        10         10             14
Other                                    1         3          4              2
                                   ---------   -------   --------       --------
                                        11        13         14             16
Obligations under finance
leases                                   1         1          1              -
                                   ---------   -------   --------       --------

                                        12        14         15             16
                                   =========   =======   ========       ========
Non-current liabilities:
Bank loans and overdrafts               23        23         21             21
Obligations under finance
leases                                   1         1          1              2
                                   ---------   -------   --------       --------

                                        24        24         22             23
                                   =========   =======   ========       ========

Borrowings by currency:
Euros                                   26        28         27             25
US Dollars                               -         -          -              -
Chinese Yuan                            10        10         10             14
                                   ---------   -------   --------       --------

                                        36        38         37             39
                                   =========   =======   ========       ========

Of total borrowings of GBP36 million as at 30 September 2005, 55% is at fixed rates and 45% is at floating rates.

16. PROVISIONS FOR LIABILITIES AND CHARGES

                                                Contracts      Litigation
                                                      and             and
GBP million  Restructuring     Warranties     commitments     indemnities     Other     Total
At 1 April
2005                    24             26              16              66        13       145
Charged                 33              4               4               2         1        44
Released                (3)            (1)             (1)             (5)       (2)      (12)
Utilised               (18)            (6)             (2)             (4)       (2)      (32)
Exchange
rate
adjustment              (1)             1               1               2        (1)        2
                     -------        -------        --------        --------    ------    ------

At 30
September 2005          35             24              18              61         9       147
                     =======        =======        ========        ========    ======    ======
At 30 June
2005                    47             25              17              66        10       165
                     =======        =======        ========        ========    ======    ======
At 30
September 2004          25             27              38              76        13       179
                     =======        =======        ========        ========    ======    ======


Restructuring mainly comprises expected costs for employee severance (GBP21 million at 30 September 2005; GBP9 million at 30 September 2004) and costs for properties no longer occupied, onerous lease contracts and future scheme administration costs (in total GBP14 million at 30 September 2005; GBP16 million at 30 September 2004). The majority of associated outflows are generally expected to occur over the next year with vacant property costs being incurred over the next three years.

Warranties comprise the expected costs of maintenance under guarantees and other work in respect of products delivered, the associated outflows for which are generally expected to occur over the lives of the products.

Contracts and commitments comprise liquidated damages, onerous supply contracts and losses on contract work in progress in excess of related accumulated costs. The associated outflows are generally expected to occur over the lives of the contracts, which are long-term in nature.

Litigation and indemnities comprise expected employee related claims, environmental liabilities mainly in North America, other litigation, captive insurance balances and merger and acquisition balances held against warranties provided on the disposal of businesses. Employee related claims relate to industrial diseases. The Group's exposure to these claims, which was last assessed by actuaries at 31 March 2005, amounts to GBP19 million (2004: GBP16 million) after discounting at a rate of 4.5%. The effect of the unwind of the discount was GBPnil million for the 6 months ended 30 September 2005.

Other provisions mainly comprise payroll taxes on share options and other post-retirement agreements. The release in the period represents the decrease in National Insurance accrued on share options.


17. EQUITY SHAREHOLDERS' INTERESTS

a) Share capital

                                                       Number of           GBP
                                                          shares
Ordinary shares of 25p each
Allotted, called-up and fully paid at 1 April
2005                                                 208,740,939    52,185,235
Shares issued:
Warrants exercised                                         1,121           280
Share options exercised                                1,034,452       258,613
                                                       -----------   -----------
Allotted, called-up and fully-paid at 30
September 2005                                       209,776,512    52,444,128


Unissued at 30 September 2005                        416,973,341   104,243,335
                                                       -----------   -----------

Authorised at 30 September 2005                      626,749,853   156,687,463
                                                       ===========   ===========

b) Warrants

At the time of the financial restructuring, the Company issued warrants to holders of shares in M (2003) plc to subscribe for additional ordinary shares of 5p each in the Company. In total 49.8 million warrants, exercisable up until May 2007, were issued at an exercise price of GBP1.50 each. As a result of the subsequent one for five share consolidation, five warrants must now be exercised per 25p ordinary share, giving an aggregate subscription price of GBP7.50 per share. At 30 September 2005, 49.6 million warrants remained outstanding.

c) Share Options

At 30 September 2005 the following share options were outstanding in respect of the Company's ordinary shares:

                      Number of shares    Subscription
                          under option           price
                               million       per share   Exercise period

Senior Management
plan
Granted 24 June
2003                               7.3             Nil   May 2004 to May 2013
Granted 1
September
2003                               0.5             Nil   May 2004 to May 2013
Granted 13
February
2004                               1.1             Nil   October 2004 to
                                                         February 2014
Employee plan
Granted 30 June
2003                               3.9         GBP3.08   May 2004 to May 2013
Granted 1
September
2003                                 -         GBP4.55   May 2004 to May 2013
Granted 13
February
2004                                 -         GBP7.17   May 2004 to February
                                                         2014
Granted 1
December
2004                               0.7         GBP5.72   December 2004 to
                                                         August 2008
Granted 6
December
2004                               0.1         GBP5.67   December 2004 to
                                                         August 2008


Both plans have five performance targets, each having a period in which the options over shares will vest. The first four performance targets have now been met.

The overall impact on the Group's Consolidated income statement over the life of the plans through to the financial year ending 31 March 2007, assuming the final performance target is also met, will be approximately GBP64 million before payroll taxes under IFRS. We expect the charge under IFRS 2, before payroll taxes, to be GBP9 million in the year to 31 March 2006 and GBP3 million in the year to 31 March 2007. The GBP64 million charge is a non-cash item.


18. RESERVES

                     Shares     Share               Capital
                      to be   premium   Capital   reduction   Retained
GBP million          issued   account   reserve     reserve   Earnings   Total
At 1 April 2005          28         4         9         186        221     448
Loss retained for
the period                -         -         -           -        (32)    (32)
Actuarial loss on
retirement benefit
schemes                   -         -         -           -       (129)   (129)
Exchange differences      -         -         -           -          6       6
Shares to be issued       2         -         -           -          3       5
Losses transferred        -         -         -         (26)        26       -
                      -------   -------   -------     -------   --------  ------

At 30 September 2005     30         4         9         160         95     298
                      =======   =======   =======     =======   ========  ======

At 30 September 2004     30         2         9         241         66     348
                      =======   =======   =======     =======   ========  ======


On 21 May 2003, the High Court approved a reduction of share capital and share premium accounts. These balances were credited to retained earnings. The High Court determined that any surplus over the deficit at 31 March 2003 was to be held as a non-distributable reserve, which would be transferred to retained earnings as incurred or when all creditors, as at the effective date of 22 May 2003, have been satisfied. Company losses of GBP26 million have been transferred in the period.

On 11 October 2005, the High Court released the Company from its obligations to retain the surplus over the deficit at 31 March 2003 in a non-distributable reserve. This release will become effective upon the Company depositing GBP20 million in an escrow account to be held with Lloyds TSB plc. The monies in the escrow account will be solely for the protection of creditors of the Company which were in existence at 22 May 2003, which were not schemed and which remain outstanding.

19. CASH FLOW FROM OPERATING ACTIVITIES AFTER RESTRUCTURING AND LITIGATION

GBP million
6 months ended 30 September 2005          Continuing
Loss from operations                             (31)
Restructuring and litigation                      29
Depreciation charge                               15
Amortisation of intangibles                        4
Shares to be issued related to share
options                                            4
Gain on sale of investments and
subsidiaries                                       1
                                              --------
Operating cash flows before movements in
working capital                                   22

Increase in inventories                           (5)
Decrease in receivables                           63
Decrease in payables                             (75)
Decrease in provisions                           (11)
                                              --------
Cash generated by operations                      (6)

Net income taxes refunded                         10
Interest paid                                     (3)
                                              --------
Net cash from operating activities                 1
Cash outflow from restructuring and
litigation                                       (18)
                                              --------
                                                 (17)
                                              ========


GBP million
6 months ended 30 September 2004          Continuing    Discontinued      Total
Loss from operations                             (14)             (2)      (16)
Restructuring and litigation                      (3)              -        (3)
Depreciation charge                               19               2        21
Amortisation of intangibles                        4               -         4
Shares to be issued related to share
options                                           15               -        15
                                              --------       ---------  --------
Operating cash flows before movements in
working capital                                   21               -        21

Increase in inventories                           (7)              -        (7)
Decrease in receivables                           21               6        27
Decrease in payables                             (11)            (13)      (24)
Decrease in provisions                            (9)             (2)      (11)
                                              --------       ---------  --------
Cash generated by operations                      15              (9)        6

Net income taxes paid                             (5)              -        (5)
Interest paid                                    (14)              -       (14)
                                              --------       ---------  --------
Net cash from operating activities                (4)             (9)      (13)
Cash outflow from restructuring and
litigation                                       (29)             (3)      (32)
                                              --------       ---------  --------
                                                 (33)            (12)      (45)
                                              ========       =========  ========



20. CONTINGENT LIABILITIES

                            30 September   30 June    31 March    30 September
GBP million                         2005      2005        2005            2004
Contingent liabilities at
period end                            20        20          20              20
                                 =========   =======    ========        ========


Litigation

Contingent liabilities relate mainly to legal proceedings, which in the opinion of the directors, are not expected to have a materially adverse effect on the Group. The Group is engaged in a number of legal proceedings relating to patent and other claims under contracts. The Group is vigorously defending these claims, the estimated cost of which is disclosed above, and the directors currently believe that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows.

The Group is not and has not been engaged in, nor (so far as the Group is aware) has pending or threatened by or against it, any governmental, legal or arbitration proceeding during the 12 months immediately preceding the date of this document which may have, or have had in the recent past, a significant effect on the financial position or profitability of the Group, except as set out below. The figures given are the full amounts claimed by the claimants in each case, which may be much greater than the amounts the claimants realistically believe they can recover. The Group intends to defend claims vigorously. While the Group believes that is has meritorious defences, the duration and outcome of the litigation are not predictable at this point.

The following represents the largest claims made against the Group that are outstanding as at 30 September 2005:

   - There is an outstanding tax dispute between the Indian tax authorities and Marconi, The English Electric Company, Limited ("English Electric") and Associated Electrical Industries Limited ("AEI"). In 1989/90, as part of the reorganisation of the Group's European operations, the Company, English Electric and AEI transferred their shareholdings in The General Electric Company of India Limited ("GEC India"), The English Electric Company of India Limited ("EE India"), and G.E.C. Power Engineering Services of India Limited ("GEP India"), to a Dutch company, G.E.C. Alsthom NV ("Alsthom"). The Indian tax authorities claim that this transfer gives rise to an Indian capital gains tax charge for each of Marconi, English Electric and AEI, although this is one of the issues in dispute. An advance Indian capital gains tax payment had to be made before the Indian authorities would issue a no-objection certificate, which was required before the transfer could proceed. This advance payment was based on the value of GEC India, EE India and GEP India at the date of the no-objection certificate. The Indian tax authorities have, however, assessed Marconi, English Electric and AEI to tax on the basis of the value of GEC India, EE India and GEP India at the date of the actual transfer, which could give rise to a tax liability, including related interest, of up to GBP11 million. Marconi, English Electric and AEI are disputing this liability and the basis of valuation in the Indian courts and, in pursuance of interim orders of the Indian Court, have deposited GBP2.7 million with the Indian tax authorities. In January 2004, the case was heard in the Calcutta High Court on a point of tax law. In July 2004, the High Court rejected the companies' appeal. On 18 October 2005 the companies were granted leave to appeal against the High Court decision to the Indian Supreme Court. The date of the appeal hearing is not yet known. In July 2004, the Indian tax tribunal ruled in favour of the Marconi companies in an associated penalty case. It is not known at this stage whether the Indian Revenue will appeal the decision.
   - Marconi, Marconi Systems Holdings Inc. and Marconi Inc. (collectively, "Marconi") are defendants in a lawsuit filed by DH Holdings Corp. ("DH Holdings") and Gilbarco, Inc. on 25 January 2005 in the Supreme Court of the State of New York, County of New York. The Complaint alleges that Marconi breached certain representations and warranties on a Stock Purchase Agreement dated as of 20 December 2001, by which Marconi sold all of the issued and outstanding shares of capital stock of Marconi Commence Systems Inc. ("MCSI") to DH Holdings. Specifically, the Complaint charges that Marconi represented and warranted, among other things, that, except as set forth in a schedule to the Stock Purchase Agreement, to Marconi's knowledge, no claim was pending or threatened, and no notice or invitation to license had been received during the three-year period prior to the closing of the Stock Purchase Agreement that indicated that the present or past operations of MCSI or its subsidiaries infringed upon or would infringe upon the rights or any third party's intellectual property. The Complaint further contends that Marconi knew at the time it made the representation and warranty that MCSI had received threatened claims of infringement of US Letters Patent 5,027,282, now owned by Touchcom, Inc. and/or Touchcom Technologies, Inc. (collectively, "Touchcom")(the "Touchcom Patent"). In the Stock Purchase Agreement, Marconi agreed that it would indemnify DH Holdings from all losses, liabilities, obligations, damages, claims and expenses arising from any breach of the representations or warranties contained in the Stock Purchase Agreement. After the closing, MCSI changed its name to Gilbarco, Inc ("Gilbarco").

On 18 September 2003, Touchcom sued Gilbarco in the US District Court for the Eastern District of Texas (the "Touchcom Lawsuit"), alleging that Gilbarco directly and/or contributory infringed the Touchcom Patent and induced infringement of the Touchcom Patent by another party. DH Holdings and Gilbarco gave Marconi notice of the Touchcom Lawsuit and attempted to invoke their alleged rights to indemnification from Marconi. Marconi declined to assume the defence of the Touchcom Lawsuit, declined to indemnify Gilbarco and requested information from Gilbarco regarding the Touchcom claims and the Gilbarco defences. Gilbarco did not provide all the requested information prior to a December 2004 settlement with Touchcom, pursuant to which Gilbarco paid US$7,000,000 to Touchcom, received a perpetual paid-up non-exclusive license under the Touchcom Patent and obtained other rights and benefits. Counsel for Marconi was notified of, and provided information about, the Touchcom case and the proposed settlement of the Touchcom Lawsuit a short time before the Touchcom-Gilbarco settlement was finalised. Marconi did not consent to the settlement and continued to deny any obligation to indemnify Gilbarco. The Complaint alleges that the settlement was completed and the US$7,000,000 paid in December 2004.

In a recent letter, Gilbarco counsel quantified DH Holdings' and Gilbarco's alleged damages as US$11,074,781.65, which includes the US$7,000,000 settlement amount, legal fees and expenses to defend the Touchcom Lawsuit, and legal fees and expenses pursuing the indemnification claim against Marconi. Gilbarco contends that it is also entitled to recover its legal fees and expenses. The Stock Purchase Agreement provides for a US$5,000,000 "Indemnification Basket", similar to an indemnification deductible, which Marconi is not obligated to pay. Marconi, through its outside counsel, has filed an answer to the Complaint in which it has denied, or has indicated that it lacks sufficient information to respond to, and therefore denies, the salient allegations of the Complaint. The lawsuit is presently in discovery.

   - The English Electric Company, Limited, Associated Electrical Industries Limited and various other Group companies are subject to industrial injury claims from former employees. The types of disease or injury in respect of which damages are commonly claimed include industrial deafness, pleural plaques, asbestosis, mesothelioma and vibration white finger. The Group is currently defending approximately 200 cases of this nature. Chester Street Insurance Holdings Limited (formerly Iron Trades Insurance Holdings Limited), GEC's employer's liability insurer during the exposure period for certain of these claims, is now insolvent and is being administered through a scheme of arrangement. Accordingly, for claims where the exposure was prior to 1972, 95% the liability attaches to Group companies but a 5% contribution is recoverable from the aforementioned scheme of arrangement. For claims where the exposure was post 1972, the Financial Services Compensation Scheme (a scheme established by the UK Financial Services and Markets Act 2000) meets 95% of the liability for uninsured/underinsured claims. The liability for industrial injury claims is ongoing and the Group may continue to receive claims of this nature for many years. Due to the contingent nature of these claims, it is not possible to give an accurate estimate of the Group's potential liability.

   - Marconi is one of 30 additional defendants named in an amended complaint dated 12 April 2005 filed by George Held and Claire Held in an action which is pending in the Supreme Court of the State of New York, County of New York. The additional named defendants join the original 33 defendants named in the plaintiffs' original complaint filed on 29 June 2004. The basis of the plaintiffs' claims appears to be the alleged exposure by Mr. Held to allegedly unsafe and defective asbestos and asbestos-containing products and materials. Mr. Held seeks compensatory and punitive damages totalling US$100 million against each defendant. Mrs. Held seeks damages for loss of consortium totalling US$5 million against each defendant. Marconi is named as successor-in-interest to English Electric Limited. Marconi has not been served.

   - Stromberg-Carlson Corporation (now Marconi Holdings, LLC) is one of five defendants named in the Complaint filed in the Circuit Court of the Eighteenth Judicial Circuit in and for Seminole County, Florida on 16 August 2005 by or on behalf of five former employees at the Lake Mary, Florida manufacturing facility once owned and operated by various entities operating the Stromberg-Carlson business. The Complaint alleges that the former employees were improperly exposed during the course of their employment to toxic chemicals and seeks damages in an unspecified amount. None of the defendants have been served. Stromberg-Carlson Corporation contributed its business to a joint venture in which Siemens Communications Systems, Inc. ("Siemens") was a party. Siemens has also been named as a defendant in the Complaint and post filing of the Complaint it has notified Marconi Holdings LLC of its claim for indemnification for any liability it may incur in the Complaint pursuant to the joint venture agreement between, inter alia, Siemens and Stromberg-Carlson Corporation. Prior to the Complaint of 16 August 2005, fourteen other former employees of the Stromberg-Carlson business who were also employed at the Lake Mary site have made complaints to Siemens alleging the same improper exposure to toxic chemicals during the course of their employment. These complaints are unquantified. On 30 June 2004, Siemens claimed indemnification for any liability arising under these complaints pursuant to the joint venture agreement.

   - John Osanitsch, a former employee of Mariposa Technology, Inc. ("Mariposa"), filed suit in the Superior Court of California, County of Sonoma, on 20 December 2004, against Marconi plc (now M(2003) plc) and Marconi Acquisition Sub, Inc.. The suit alleges fraud and deceit, negligent misrepresentation, breach of contract and breach of the implied covenant of good faith by the Marconi defendants in their treatment of the plaintiff, an employee of Mariposa at the time of and following Marconi's acquisition of Mariposa in September 2000. The plaintiff seeks general damages in an amount to be determined at trial, exemplary damages in an unspecified amount and special damages in excess of US$50,000. The defendants have not been served.

Guarantees

At 30 September 2005, the Group had provided third parties with a total of GBP133 million of guarantees, performance bonds and indemnities, the exercise of which is considered to be remote. At 30 September 2005, the value of total collateral against these various guarantees was GBP41 million; in addition, we estimate that GBP79 million of the guarantees had varying conditional and unconditional rights to call for cash collateral.

In connection with agreements for the sale of portions of its business, including certain discontinued operations, the Group has typically retained the liabilities of a business that relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. The Group generally indemnifies the purchaser of a Marconi business in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Group. These types of indemnification guarantees typically extend for a number of years.

From time to time, the Group enters into indemnification agreements with certain contractual parties in the ordinary course of business, including agreements with lenders, lessors, customers and certain vendors. All such indemnification agreements are entered into in the context of the particular agreements and are provided in an attempt to properly allocate risk of loss in connection with the consummation of the underlying contractual arrangements. Management believes that the Group maintains adequate levels of insurance coverage to protect the Group with respect to most claims arising from such agreements and that such agreements do not otherwise have value separate and apart from the liabilities incurred in the ordinary course of the Group's business.

The performance bonding facility is used for the issuance of bonds, guarantees, letters of credit, indemnities or similar instruments at the request of Marconi Bonding Limited ("MBL") for the purpose of supporting, directly or indirectly, obligations of members of the Group to third parties for obligations incurred in the ordinary course of the Group's trade or business. The purposes for which the performance bonding facility is available include supporting financing facilities that have been provided to members of the Group for the purpose of supporting directly obligations of members of the Group in the ordinary course of the Group's trade or business, other than obligations in respect of financial indebtedness. For example, this may be used in conjunction with supporting a facility in a foreign currency where such foreign currency is not available under the performance bonding facility. Under the security over cash agreement, MBL has granted, in favour of HSBC Bank plc, as security trustee, security over the accounts into which cash collateral deposits will be made in respect of bonds issued under the performance bonding facility.

As of 30 September 2005, the fair value of the Group's guarantees that were issued or modified after 31 March 2005 was not material and no material indemnifications were issued.

21. RECONCILIATION OF IFRS TO US GAAP

The results for the three months and six months ended 30 September 2005 have been prepared in accordance with IFRS. Significant differences between IFRS and US GAAP are described below.

A reconciliation between IFRS and US GAAP for the six months ended 30 September 2005 and 2004 follows:

GBP million
6 months ended 30 September                                    2005       2004
(Loss)/profit in accordance with IFRS                           (31)        41

Continuing operations:
Share option plans                                               13         (5)
Pension and other post-retirement benefits                        -         (2)
Intangible asset amortisation                                   (12)       (23)
Restructuring costs                                               -         (7)
Derivatives and debt discount                                     -        (18)
Net interest expense                                              -          6
Sale and leaseback                                                1          -
Other, net                                                       (1)         -

Discontinued Operations:
Gain on sale of Discontinued Operations                           -        106
GAAP differences related to Discontinued Operations               -         (5)

Taxation adjustments:
Additional taxation expense under US GAAP                         -         (1)
                                                             --------   --------

Net (loss)/income in accordance with US GAAP                    (30)        92
                                                             ========   ========

Earnings per share - basic                                    (14.4)p     45.7p
                                                             ========   ========
Earnings per share - diluted                                  (14.4)p     43.4p
                                                             ========   ========

GBP million                                                       30        31
                                                           September     March
                                                                2005      2005

Equity Shareholders' interests in accordance with
IFRS                                                             350       500

Items increasing/(decreasing) equity shareholders'
interests:
Goodwill                                                         119       119
Intangible assets                                                 (8)        4
Pension and other post-retirement benefits                        (4)       66
Provisions for restructuring costs                                 4         4
Provisions for industrial disease claims                         (21)      (21)
Sale and leaseback                                                (9)      (10)
Other                                                              4         7
                                                              --------  --------

Shareholders' equity in accordance with US GAAP                  435       669
                                                              ========  ========



Summary of differences between IFRS and US GAAP

Share option plans

The Group accounts for its share option plans under IFRS 2, Share-based Payment, which requires that an expense is recognised in the income statement for equity instruments granted under a share option plan. The expense is based on the fair value of the options at the date of grant and is recognised over the vesting period of the plan, adjusted to reflect actual and expected levels of vesting. The Group uses a binomial model to calculate fair value for its two share option plans, the nil cost Senior Management plan and the market value Employee plan. National Insurance contributions are accrued pro-rata over the vesting period based on the intrinsic value at each balance sheet date.

Under US GAAP, the Group follows the accounting prescribed by APB Opinion 25, Accounting for Stock Issued to Employees, whereby an expense is recorded for the cost of providing the options to the employee over the relevant performance period. The costs are determined based on the intrinsic value method, under which compensation expense is the difference between the market price of the stock at the measurement date and the price to be contributed by the employee (the exercise price). The measurement date is the first date on which the employee is aware of the number of shares that they are entitled to receive and the exercise price. The measurement date is often the grant date; however it may be later than the grant date in performance related plans such as the nil cost Senior Management plan and the market value Employee plan. National Insurance contributions related to gains on share option plans are expensed when the liability crystallises (i.e. when the options are exercised).

Pension and other post-retirement benefits

The Group accounts for its defined benefit pension plans and its non-pension post-retirement benefit plans using actuarial models prescribed by IAS 19, Employee Benefits, under IFRS and SFAS 87, Employers' Accounting for Pensions, and SFAS 106, Employers' Accounting for Post-Retirement Benefits Other Than Pensions, under US GAAP. These models use an attribution approach that generally spreads individual events over the service lives of the employees in the plan. Examples of 'events' are plan amendments and changes in actuarial assumptions such as discount rate, rate of compensation increases and mortality. The principle underlying the required attribution approach is that employees render service over their service lives on a relatively smooth basis and, therefore, the profit and loss account effects of pensions or non-pension post-retirement benefit plans are earned in, and should follow, the same pattern. The operating cost for providing pensions and other post-retirement benefits, as calculated periodically by independent actuaries, is therefore charged to the Group's operating profit or loss in the year that the benefits are earned by employees.

Under IFRS, the Group has elected to recognise differences between actual and expected returns as actuarial gains/(losses) in the statement of recognised income and expense. Under US GAAP, the differences (to the extent that they exceed 10% of the market value of assets or the projected benefit obligation at the start of the period) are recognised in the net periodic pension cost over the remaining average service lifetimes of active members.

Under IFRS, the financial returns expected on the pension schemes' assets are recognised in the year in which they arise as part of finance income and the effect of the unwinding of the discounted value of the pension schemes' liabilities is treated as part of finance costs. Under US GAAP such amounts are classified as part of staff costs.

Under US GAAP, if the accumulated benefit obligation exceeds the fair value of the plan assets, the Group recognises an additional minimum liability that is at least equal to the unfunded accumulated benefit obligation. Where an additional minimum liability is recognised, an intangible asset is recognised up to the amount of any unrecognised prior service cost and the balance is recognised through other comprehensive income. There is no similar requirement under IFRS.

Goodwill

Under IFRS 3, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, goodwill acquired in a business combination is carried at cost and is subject to an impairment review annually or more frequently if there is an indication of impairment.

Under the transitional arrangements of IFRS 1, the Group elected not to apply IFRS 3 retrospectively to business combinations prior to 1 April 2004, such that amortisation of the existing goodwill balance ceased at this date. Differences arise in the carrying value of goodwill between IFRS and US GAAP as amortisation of goodwill was suspended with effect from 1 April 2003 under US GAAP.

Intangible assets

The Group capitalises development costs where they meet the recognition criteria specified in IAS 38, Intangible Assets. Only costs incurred following commencement of customer trials are considered for capitalisation, as field trials signal the point at which technical feasibility has been proven in a customer environment. Costs are not capitalised unless a significant customer order has been received and the future margin exceeds the value of the eligible costs. Where these criteria are met, development costs are capitalised and amortised over two years on a straight-line basis. Intangible development assets are assessed for impairment annually, or earlier upon indication of impairment. Under U.S. GAAP, in accordance with SFAS 2, Accounting for Research and Development Costs, all development costs, with the exception of software development costs, are expensed as incurred.

For periods prior to 1 April 2004, the Group recognised intangible assets separately in a business combination only when (i) they could be disposed of separately without disposing of the business of the entity and (ii) their value could be measured reliably on initial measurement.

Differences arise under US GAAP as the Group recognises acquired intangible assets separately from goodwill if (i) they arise from contracted or other legal rights even if the assets are not transferable or separable from the acquired entity or from other rights and obligations; or (ii) they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. Intangible assets are carried at cost and are amortised on a straight-line basis over their estimated useful economic lives. The Group has no intangible assets for which it has adopted an indefinite useful life.

Subsequent to the adoption of IFRS 3 there are no differences between IFRS and US GAAP with respect to the recognition of intangible assets arising on a business combination.

Restructuring costs

Under IFRS, provisions for restructuring are recognised when the Group has a present obligation as a result of a past event, when it is probable that a transfer of economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation. Once this is determined, IAS 37, Provisions, Contingent Liabilities and Contingent Assets, emphasises recognition of the costs of the exit plan as a whole.

US GAAP requires that each type of cost is examined individually to determine whether it can be accrued. As a result, different criteria apply depending upon the nature of the restructuring costs.

Provision for industrial disease claims

Under IFRS, the Group's provision for industrial disease claims is discounted at a rate of 4.5% in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, to record the provision at the present value of the expected cost to settle the obligation, as the time value of money is material. The provision is not discounted under US GAAP as the timing and amounts of the cash flows for these obligations are not fixed or determinable. Accordingly, an adjustment arises to record the non-discounted value of the provision under US GAAP.

Sale and leaseback

Under IAS 17, Leases, a lease is classified as a finance lease if it transfers substantially all of the risks and rewards incidental to ownership. The evaluation of whether a lease is a finance lease or an operating lease depends on the substance of the transaction rather than the form of the contract.

Under US GAAP, if any one of the following four criteria applies to a lease agreement, then the lease must be classified as a capital lease by the lessee:


a. The lease transfers ownership of the leased assets to the lessee at the end of the lease term;
b.       The lease contains a bargain purchase option;
c. The lease term is greater than or equal to 75 per cent of the economic useful life of the leased asset; or
d. The present value of the minimum lease payments is greater than or equal to 90 percent of the fair value of the leased asset.

For certain of the Group's sale and leaseback transactions, the leaseback is classified as an operating lease under IAS 17 and a finance lease under US GAAP. The IFRS operating lease expense in the income statement is replaced under US GAAP with the corresponding finance charges and depreciation. Additionally, for the purposes of US GAAP, the balance sheet reflects the capitalised value of the asset and related finance creditor.

Additional differences arise as, under IFRS, a gain on a sale and leaseback transaction where the leaseback is classified as an operating lease is recognised at the time of the transaction. Under US GAAP, the gain on a sale and leaseback transaction where the leaseback is classified as a finance lease is deferred under FAS 98, Accounting for Leases, until it meets the criteria for recognition.

Derivatives and debt discount

Under IFRS, the par value of the Group's former debt was determined to be a reasonable estimate of the fair value of the Loan Notes in the year ended 31 March 2004.

Under US GAAP, the Loan Notes must be recorded at their fair value upon issuance. US GAAP is prescriptive on the basis for determining fair value in this instance. Since the Group's Loan Notes, shares and warrants were issued concurrently in connection with the financial restructuring the fair value of the Loan Notes was determined by the quoted market prices. The closing quoted market price on 19 May 2003, the date of the financial restructuring, was 93% and 98% of the par value of the Junior and Senior Loan Notes respectively. This gave rise to a debt discount, which has been charged to the statement of operations over the term of the debt until final redemption using the effective interest rate method.

Net interest expense

Under US GAAP, a portion of the interest arising on the Group's Senior Notes was allocated to the results of our OPP business, in accordance with EITF 87-24, Allocation of Interest to Discontinued Operations, as the proceeds from the sale of this business funded the redemption of the Notes. This is a presentational difference, with the opposite entry reflected in 'GAAP differences related to Discontinued Operations'.

Gain on sale of Discontinued Operations

The gain on sale of Discontinued Operations relates to the OPP business. Under IAS 21, The Effects of Changes in Foreign Exchange Rates, when a foreign operation is disposed of, the cumulative exchange differences deferred in equity that relate to that operation should be removed from equity and recognised within the income or loss from Discontinued Operations. SFAS 52, Foreign Currency Translation, has a similar requirement to remove accumulated translation gains and losses from Accumulated Other Comprehensive Income for inclusion in the gain or loss on sale of Discontinued Operations. On transition to IFRS, the Group elected under IFRS 1 to set the cumulative translation differences of the OPP business to GBPnil at the transition date such that the IFRS profit from Discontinued Operations includes only exchange differences that arose after the transition date.

This difference is offset by GBP30 million of GAAP differences related primarily to the carrying value of goodwill and pension liabilities of the disposed operations.

GAAP differences related to Discontinued Operations

OPP has been classified as a Discontinued Operation under IFRS and US GAAP. The results of operations of OPP reflect GAAP differences in respect of accounting for goodwill and pensions. In addition, under US GAAP, a portion of interest expense has been allocated to OPP in accordance with EITF 87-24.

Taxation

Under IFRS, deferred taxation is provided in full on temporary differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallize based on current tax rates and law that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as probable that taxable profits will be available against which to utilize the deductions.

Under US GAAP, all deferred tax liabilities and assets resulting from temporary differences in financial and tax reporting are recognised together with deferred tax assets relating to tax losses carried forward subject to certain limited exemptions which include unremitted earnings of overseas subsidiaries that are essentially 'permanent'. Deferred tax assets are reduced by a valuation allowance if it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realised. In addition, deferred taxes are recognised in respect of other US GAAP adjustments, although a full valuation allowance has been established against all additional deferred tax assets, without offsetting liabilities in the same tax jurisdiction.

22. CONDENSED FINANCIAL STATEMENTS PRESENTED UNDER US GAAP

Condensed Consolidated Balance Sheet

                                     30                    30                       31
                              September             September                    March
GBP million                        2005                  2004                     2005
Assets
Current assets
Cash and cash equivalents           248                   271                      231
Restricted cash                      63                   103                      103
Investment in securities              5                     3                        5
Accounts receivable, net            237                   264                      307
Inventories, net                    171                   156                      162
Prepaid expenses and other
current assets                       66                    77                       84
                                 --------          ------------                 --------
Total current assets                790                   874                      892
                                 --------          ------------                 --------

Property, plant and
equipment, net                      135                   131                      131
Investments in affiliates             3                     5                        3
Goodwill                            509                   509                      509
Intangibles, net                      2                    35                       13
Other non-current assets              5                     5                       32
                                 --------          ------------                 --------
Total assets                      1,444                 1,559                    1,580
                                 ========          ============                 ========

Liabilities and shareholders'
equity
Current liabilities
Short-term debt                     (12)                  (16)                     (15)
Accounts payable                   (152)                 (160)                    (187)
Accrued expenses and other
current                            (414)                 (540)                    (450)
liabilities
                                 --------          -----------                  -------
Total current liabilities          (578)                 (716)                    (652)
                                 --------          -----------                  ------

Long-term debt                      (24)                  (23)                     (22)
Other non-current liabilities      (405)                 (226)                    (236)
                                 --------          -----------                  -----
Total liabilities                (1,007)                 (965)                    (910)
                                 ========          ===========                  =====

Minority interests                   (2)                   (2)                      (1)

Shareholders' equity
Ordinary shares                     (52)                  (51)                     (52)
Warrants                            (12)                  (12)                     (12)
Additional paid-in capital       (1,137)               (1,139)                  (1,150)
Accumulated deficit                 365                   420                      397
Capital reduction reserve          (186)                 (241)                    (241)
Accumulated other                   587                   431                      389
comprehensive loss               --------           ----------                  --------
Total shareholders' equity         (435)                 (592)                    (669)
                                 --------           ----------                  -------
Total liabilities and
shareholders'
equity                           (1,444)               (1,559)                  (1,580)
                                 =========          =========                   ======


Condensed Consolidated Statement of Operations

                                         Six months     Six months           Year
                                              ended          ended          ended
                                       30 September   30 September       31 March
GBP million                                    2005           2004           2005
Revenue                                         597            594          1,269
Direct costs                                   (416)          (396)          (854)
                                           ----------     ----------     ----------

Gross margin                                    181            198            415
                                           ----------     ----------     ----------

Operating expenses:
    Selling, general and
    administrative                               84            124            259
    Research and development                     91             94            184
    Amortisation of goodwill and
    intangibles                                  11             23             44
    Business restructuring charges               30             13             26
    Other (income)/expenses                      (3)            (5)            (7)
                                           ----------     ----------     ----------
Total operating expenses                        213            249            506
                                           ----------     ----------     ----------

Operating loss                                  (32)           (51)           (91)

Other income/(expense):
Interest income/(expense) (net)                   4            (36)           (35)
                                           ----------     ----------     ----------
Loss from Continuing Operations
before income taxes and minority
interests                                       (28)           (87)          (126)

Income tax charge                                (2)            (2)            48
Equity in net loss of affiliates                 (1)             -              -
Minority interests                                -              -              -
                                           ----------     ----------     ----------
Loss from Continuing Operations                 (31)           (89)           (78)

Discontinued Operations:
Income/(loss) from Discontinued
Operations                                        1            (28)           (14)
Gain on sale of Discontinued
Operations                                        -            209            209
                                           ----------     ----------     ----------
Net (loss)/profit                               (30)            92            117
                                           ==========     ==========     ==========

Earnings per share - basic
Loss from Continuing Operations               (14.8)p        (43.9)p        (38.3)p
Income from Discontinued Operations             0.4p         (13.9)p         (6.4p)
Gain on sale of Discontinued
Operations                                        -          103.5p         102.1p
                                           ----------     ----------     ----------
Net (loss)/profit                             (14.4)p         45.7p          57.4p
                                           ==========     ==========     ==========

Earnings per share - diluted
Loss from Continuing Operations               (14.8)p        (41.7)p        (37.9)p
Income from Discontinued Operations             0.4p         (13.2)p         (6.3)p
Gain on sale of Discontinued
Operations                                        -           98.3p         101.1p
                                           ----------     ----------     ----------
Net (loss)/profit                             (14.4)p         43.4p          56.9p
                                           ==========     ==========     ==========


23. RECONCILIATIONS FROM UK GAAP TO IFRS

Restated Balance Sheet as at 1 April 2004

             UK GAAP as Presentational     Other adjustments           Total  Restated
             previously    adjustments                             effect of        in
              reported*                                           transition accordance
                                                                     to IFRS      with
                                                                                  IFRS
GBP million                             Note  Note   Note   Note
                               IFRS 5     (1)   (2)    (3)    (4)
                         Discontinued
                           operations
Non-current
assets
Goodwill           436            (46)    -      -      -      -        (46)       390
Other
intangible
assets               -              -     7      -      -      -          7          7
Property,
plant &
equipment          148            (24)    -      -      -      -        (24)       124
Interests in
associates           6              -     -      -      -      -          -          6
Available for
sale
investments          3              -     -      -      -      -          -          3
Trade and
other
receivables          5              -     -      -      -      -          -          5
                  ------      --------- ----- ------ ------ ------     ------    -------
                   598            (70)    7      -      -      -        (63)       535
                  ------      --------- ----- ------ ------ ------     ------    -------
Current
assets
Inventories        174            (29)    -      -      -      -        (29)       145
Trade and
other
receivables        388            (28)    -      -      -      -        (28)       360
Cash and cash
equivalents        519              -     -      -      -      -          -        519
                  ------      --------- ----- ------ ------ ------     ------    -------
                 1,081            (57)    -      -      -      -        (57)     1,024
                  ------      --------- ----- ------ ------ ------     ------    -------
Non-current
assets
classified as
held for sale        -            127     -      -      -      -        127        127
                  ------      --------- ----- ------ ------ ------     ------    -------
TOTAL
ASSETS           1,679              -     7      -      -      -          7      1,686
                  ------      --------- ----- ------ ------ ------     ------    -------
Current
liabilities
Trade and
other
payables          (447)            34     -      -      -     (7)        27       (420)
Tax
liabilities       (104)             -     -      -      -      -          -       (104)
Bank
overdrafts
and
loans              (26)             -     -      -      -      -          -        (26)
                  ------      --------- ----- ------ ------ ------     ------    -------
                  (577)            34     -      -      -     (7)        27       (550)
                  ------      --------- ----- ------ ------ ------     ------    -------
Non-current
liabilities
Bank loans         (20)             -     -      -      -      -          -        (20)
Loan notes        (257)             -     -      -      -      -          -       (257)
Other
payables            (6)             -     -      -      -      -          -         (6)
Retirement
benefit
obligations       (246)            16     -      -     (3)     -         13       (233)
Long-term
provisions        (219)             -     -      1      -      -          1       (218)
Obligations
under finance
leases              (2)             -     -      -      -      -          -         (2)
                  ------      --------- ----- ------ ------ ------     ------    -------
                  (750)            16     -      1     (3)     -         14       (736)
                  ------      --------- ----- ------ ------ ------     ------    -------
Liabilities
directly
associated
with
non-current
assets
classified as
held for sale        -            (50)    -      -      -      -        (50)       (50)
                  ------      --------- ----- ------ ------ ------     ------    -------
TOTAL
LIABILITIES     (1,327)             -     -      1     (3)    (7)        (9)    (1,336)
                  ------      --------- ----- ------ ------ ------     ------    -------
NET ASSETS         352              -     7      1     (3)    (7)        (2)       350
                  ======      ========= ===== ====== ====== ======     ======    =======

EQUITY
Share
capital             50              -     -      -      -      -          -         50
Shares to be
issued              25              -     -      4      -      -          4         29
Capital
reserve              9              -     -      -      -      -          -          9
Capital
reduction
reserve            283              -     -      -      -      -          -        283
Retained
earnings           (17)             -     7     (3)    (3)    (7)        (6)       (23)
                  ------      --------- ----- ------ ------ ------     ------    -------
Equity
attributable
to equity
holders of
parent
company            350              -     7      1     (3)    (7)        (2)       348
Minority
interest             2              -     -      -      -      -          -          2
                  ------      --------- ----- ------ ------ ------     ------    -------
TOTAL
EQUITY             352              -     7      1     (3)    (7)        (2)       350
                  ======      ========= ===== ====== ====== ======     ======    =======

Notes:
The adjustments recorded on transition to IFRS above arise on the application of the following accounting standards:

(1) IAS 38, Intangible assets
(2) IFRS 2, Share-based payments
(3) IAS 19, Employee benefits
(4) IAS 39, Financial instruments

* The Group's UK GAAP financial statements have been reformatted to conform to the requirements of IAS 1, Presentation of Financial Statements. 'Trade and other receivables' were previously reported under 'Debtors'.


Restated Balance Sheet as at 31 March 2005

GBP million   UK GAAP as Opening                                              Total  Restated
              previously balance sheet                                    effect of        in
              reported*  adjustments                                     transition accordance
                                                                            to IFRS      with
                                       Note   Note   Note   Note   Note                  IFRS
                                         (1)    (2)    (3)    (4)    (5)
Non-current
assets
Goodwill           301             -     89      -      -      -      -         89        390
Other
intangible
assets               -             7      -      2      -      -      -          9          9
Property,
plant &
equipment          116             -      -      -      -      -      -          -        116
Interests in
associates           3             -      -      -      -      -      -          -          3
Available for
sale
investments          5             -      -      -      -      -      -          -          5
Trade and
other
receivables          1             -      -      -      -      -      -          -          1
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
                   426             7     89      2      -      -      -         98        524
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
Current
assets
Inventories        162             -      -      -      -      -      -          -        162
Trade and
other
receivables        369             -      -      -      -      -      -          -        369
Tax
receivables         22             -      -      -      -      -      -          -         22
Cash and cash
equivalents        334             -      -      -      -      -      -          -        334
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
                   887             -      -      -      -      -      -          -        887
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
TOTAL
ASSETS           1,313             7     89      2      -      -      -         98      1,411
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
Current
liabilities
Trade and
other
payables          (437)           (7)     -      -      -      -      7          -       (437)
Tax
liabilities        (55)            -      -      -      -      -      -          -        (55)
Bank
overdrafts
and
loans              (15)            -      -      -      -      -      -          -        (15)
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
                  (507)           (7)     -      -      -      -      7          -       (507)
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
Non-current
liabilities
Bank loans         (21)            -      -      -      -      -      -          -        (21)
Other
payables            (6)            -      -      -      -      -      -          -         (6)
Retirement
benefit
obligations       (228)           (3)     -      -      -      1      -         (2)      (230)
Long-term
provisions        (145)            1      -      -     (1)     -      -          -       (145)
Obligations
under finance
leases              (1)            -      -      -      -      -      -          -         (1)
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
                  (401)           (2)     -      -     (1)     1      -         (2)      (403)
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
TOTAL
LIABILITIES       (908)           (9)     -      -     (1)     1      7         (2)      (910)
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
NET ASSETS         405            (2)    89      2     (1)     1      7         96        501
                 =======       ======= ====== ====== ====== ====== ======     ======    =======

EQUITY
Share
capital             52             -      -      -      -      -      -          -         52
Share premium
account              4             -      -      -      -      -      -          -          4
Shares to be
issued              24             4      -      -      -      -      -          4         28
Capital
reserve              9             -      -      -      -      -      -          -          9
Capital
reduction
reserve            186             -      -      -      -      -      -          -        186
Retained
earnings           129            (6)    89      2     (1)     1      7         92        221
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
Equity
attributable
to equity
holders of
parent
company            404            (2)    89      2     (1)     1      7         96        500
Minority
interest             1             -      -      -      -      -      -          -          1
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
TOTAL              405            (2)    89      2     (1)     1      7         96        501
EQUITY           =======       ======= ====== ====== ====== ====== ======     ======    =======


Notes:
The adjustments recorded above as at 31 March 2005 arise on the application of the following accounting standards:

1) IFRS 3, Business combinations (Goodwill)
2) IAS 38, Intangible assets
3) IFRS 2, Share Based Payments
4) IAS 19, Employee Benefits
5) IAS 39, Financial Instruments

* The Group's UK GAAP financial statements have been reformatted to conform to the requirements of IAS 1, Presentation of Financial Statements. 'Trade and other receivables' was previously reported under 'Debtors'.


Restated Income Statement for the six months ended 30 September 2004

               UK GAAP as Presentational       Other adjustments           Total      Restated
               previously adjustments                                      effect of        in
               reported*                                                   transition accordance
                                                                             to IFRS      with
GBP million               Discontinued Other   Note   Note   Note   Note                  IFRS
                          Operations
                                                 (1)    (2)    (3)    (4)
Revenue             661          (67)      -      -      -      -      -        (67)       594
Cost of
sales              (454)          58       -      -      -      1      -         59       (395)
                 --------     --------  ------ ------ ------ ------ ------     ------    -------
Gross profit        207           (9)      -      -      -      1      -         (8)       199

Other
operating
income                -            -       2      -      -      -      -          2          2
Selling and
distribution
expenses            (77)           5       -      -      -      -      -          5        (72)
Research and
development
costs               (96)           4       -      -     (1)     1      -          4        (92)
Administrative
expenses            (97)           2       1     46      -      -      -         49        (48)
Restructuring
costs                 -            -      (3)     -      -      -      -         (3)        (3)
                 --------     --------  ------ ------ ------ ------ ------     ------    -------
Loss from
Operations          (63)           2       -     46     (1)     2      -         49        (14)

Gain on
disposal of
Discontinued
Operations          103         (103)      -      -      -      -      -       (103)         -
Net interest         (3)           -       3      -      -      -      -          3          -
Investment
income*               -           (1)     79      -      -     (2)     -         76         76
Finance costs*      (29)           1     (82)     -      -      -      7        (74)      (103)
                 --------     --------  ------ ------ ------ ------ ------     ------    -------
Loss before
tax                   8         (101)      -     46     (1)     -      7        (49)       (41)

Tax                 (19)          19       -      -      -      -      -         19          -
                 --------     --------  ------ ------ ------ ------ ------     ------    -------
Profit after
tax                 (11)         (82)      -     46     (1)     -      7        (30)       (41)

Profit for the
period from
Discontinued
Operations            -           84       -     (2)     -      -      -         82         82
                 --------     --------  ------ ------ ------ ------ ------     ------    -------
Profit for the
period              (11)           2       -     44     (1)     -      7         52         41
                 ========     ========  ====== ====== ====== ====== ======     ======    =======

Basic and
diluted
earnings per
share              (5.5)p                                                                 20.3p
                 --------     --------  ------ ------ ------ ------ ------     ------    -------

Notes:
The adjustments recorded above for the six months ended 30 September 2004 arise on the application of the following accounting standards:

1) IFRS 3, Business combinations (Goodwill)
2) IAS 38, Intangible assets
3) IAS 19, Employee Benefits
4) IAS 39, Financial Instruments

* The Group's UK GAAP financial statements have been reformatted to conform to the requirements of IAS 1, Presentation of Financial Statements. 'Trade and other receivables' was previously reported under 'Debtors'.



Restated Balance Sheet as at 30 September 2004

GBP million   UK GAAP as Opening       Note   Note   Note   Note   Note       Total    Restated
              previously balance sheet                                     effect of       in
              reported*  adjustments                                      transition accordance
                                                                            to IFRS      with
                                                                                         IFRS
                                         (1)    (2)    (3)    (4)    (5)
Non-current
assets
Goodwill           346             -     44      -      -      -      -         44        390
Other
intangible
assets               -             7      -     (1)     -      -      -          6          6
Property,
plant &
equipment          114             -      -      -      -      -      -          -        114
Interests in
associates           5             -      -      -      -      -      -          -          5
Available for
sale
investments          3             -      -      -      -      -      -          -          3
Trade and
other
receivables          5             -      -      -      -      -      -          -          5
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
                   473             7     44     (1)     -      -      -         50        523
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
Current
assets
Inventories        156             -      -      -      -      -      -          -        156
Trade and
other
receivables        338             -      -      -      -      -      -          -        338
Cash and cash
equivalents        374             -      -      -      -      -      -          -        374
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
                   868             -      -      -      -      -      -          -        868
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
TOTAL
ASSETS           1,341             7     44     (1)     -      -      -         50      1,391
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
Current
liabilities
Trade and
other
payables          (409)           (7)     -      -      -      -      7          -       (409)
Tax
liabilities       (114)            -      -      -      -      -      -          -       (114)
Bank
overdrafts
and
loans              (16)            -      -      -      -      -      -          -        (16)
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
                  (539)           (7)     -      -      -      -      7          -       (539)
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
Non-current
liabilities
Bank loans         (21)            -      -      -      -      -      -          -        (21)
Other
payables            (5)            -      -      -      -      -      -          -         (5)
Retirement
benefit
obligations       (241)           (3)     -      -      -      -      -         (3)      (244)
Long-term
provisions        (180)            1      -      -      -      -      -          1       (179)
Obligations
under finance
leases              (2)            -      -      -      -      -      -          -         (2)
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
                  (449)           (2)     -      -      -      -      -         (2)      (451)
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
TOTAL
LIABILITIES       (988)           (9)     -      -      -      -      7         (2)      (990)
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
NET ASSETS         353            (2)    44     (1)     -      -      7         48        401
                 =======       ======= ====== ====== ====== ====== ======     ======    =======

EQUITY
Share
capital             51             -      -      -      -      -      -          -         51
Share premium
account              2             -      -      -      -      -      -          -          2
Shares to be
issued              27             4      -      -     (1)     -      -          3         30
Capital
reserve              9             -      -      -      -      -      -          -          9
Capital
reduction
reserve            241             -      -      -      -      -      -          -        241
Retained
earnings            21            (6)    44     (1)     1      -      7         45         66
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
Equity
attributable
to equity
holders of
parent             351            (2)    44     (1)     -      -      7         48        399
company
Minority
interest             2             -      -      -      -      -      -          -          2
                 -------       ------- ------ ------ ------ ------ ------     ------    -------
TOTAL
EQUITY             353            (2)    44     (1)     -      -      7         48        401
                 =======       ======= ====== ====== ====== ====== ======     ======    =======


Notes:
The adjustments recorded above as at 30 September 2004 arise on the application of the following accounting standards:

1) IFRS 3, Business combinations (Goodwill)
2) IAS 38, Intangible assets
3) IFRS 2, Share Based Payments
4) IAS 39, Financial Instruments
5) IAS 21, The Effects of Changes in Foreign Exchange Rates

* The Group's UK GAAP financial statements have been reformatted to conform to the requirements of IAS 1, Presentation of Financial Statements. 'Trade and other receivables' was previously reported under 'Debtors'.

24. POST-BALANCE SHEET EVENTS

Subsequent to 30 September 2005, Marconi Corporation plc announced the proposed disposal of the majority of its telecommunications equipment and international services business to Ericsson for approximately GBP1,200 million. The Board further announced that it proposed to return approximately 275 pence per share to Shareholders in the first quarter of 2006 and proposed to change the name of the Company to telent plc. The full press release dated 25 October 2005 can be accessed at www.marconi.com.

We expect to distribute a Circular to Shareholders shortly that will outline details and further background to the proposals.






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



Date: November 28, 2005                By:     ____M Skelly____

                                                   M Skelly
                                                 Company Secretary